Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Albany Molecular Research, Inc.,

UIC PARENT CORPORATION

and

UIC MERGER SUB, INC.

June 5, 2017

The Agreement and Plan of Merger (the “Agreement”) contains representations, warranties and covenants that were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of UIC Parent Corporation (“Parent”) or Albany Molecular Research, Inc. (“AMRI”), or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by Parent or AMRI.

i

ii

Schedule 1.01 – Knowledge Parties

Schedule 1.02 – Specified Indebtedness

Schedule 6.01 – Permitted Conduct of the Company

Schedule 6.07 – Employment Arrangements

Schedule 6.11(b) – Additional Indemnified Employees

Schedule 6.23 – Company Transaction Expenses

Schedule 7.01(c) – Foreign Antitrust Requirements

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated June 5, 2017, is entered into by and among Albany Molecular Research, Inc., a Delaware corporation (the “Company”), UIC Parent Corporation, a Delaware corporation (“Parent”), and UIC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the Boards of Directors of each of the Company (acting upon the recommendation of the Special Committee), Parent and Merger Sub have approved this Agreement and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Carlyle and GTCR (each, a “Guarantor”) is entering into a guarantee in favor of the Company (collectively, the “Guarantees”) with respect to certain of the obligations of Parent and Merger Sub under this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to each party’s willingness to enter into this Agreement, each Guarantor is entering into an equity financing commitment letter in favor of Parent (collectively, the “Equity Commitment Letters”), pursuant to which such Guarantor has committed, subject to the terms and conditions therein, to invest in Parent the amounts set forth therein; and

WHEREAS, (i) the Boards of Directors of each of the Company (acting upon the recommendation of the Special Committee), Parent and Merger Sub have (A) determined that this Agreement and the Merger are advisable and in the best interests of their respective stockholders, (B) approved the Merger on the terms and subject to the conditions set forth herein, and (C) adopted and approved this Agreement, and (ii) the Company Board has recommended that the stockholders of the Company adopt this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

Article 1
DEFINITIONS

Section 1.01         Definitions.

(a)          As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not more favorable or less restrictive in any material respect to the counterparty thereto than the terms of either Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal).

“Acquisition Proposal” means any offer or proposal from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of the outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of the outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iv) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (v) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Merger Consideration” means the sum of the aggregate Merger Consideration (including with respect to Company Restricted Stock Awards), plus the aggregate Option Cash Amount, plus the aggregate RSU Award Payments, plus the aggregate PSU Award Payments, plus the aggregate Phantom Stock Payments.

“Antitrust Laws” means applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, statute, ordinance, code, rule, regulation, or other similar requirement (including rules or regulations of any applicable national securities exchange) enacted, adopted, promulgated, entered into or applied by a Governmental Authority and any Order that is binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

2

“Carlyle” means Carlyle Partners VI, L.P., a Delaware limited partnership.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Available Software” means (i) any computer software that is generally commercially available pursuant to a “shrink-wrap” or “click-through” license, and (ii) any other generally commercially available “off the shelf” uncustomized computer software made available pursuant to a Contract with one-time or annual license, maintenance, support and other fees of $50,000 or less.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2016 and the footnotes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016.

“Company Balance Sheet Date” means December 31, 2016.

“Company Board” means the Board of Directors of the Company.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company and delivered to Parent and Merger Sub prior to or simultaneously with the execution of this Agreement.

“Company Equity Awards” means the Company Stock Options, the Company Restricted Stock Awards, the Company RSU Awards, the Company PSU Awards and the Company Phantom Stock Awards.

“Company Financial Advisor” means Credit Suisse Securities (USA) LLC, the financial advisor to the Special Committee, or another independent financial advisor of nationally recognized reputation.

3

“Company Material Adverse Effect” means any change, event, circumstance, occurrence, condition, state of facts or effect (each, an “Effect”) that, individually or in the aggregate with all other Effects, (i) had, or would reasonably be expected to have, a material adverse effect on the business, assets, facilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay, interfere with or impair the Company from consummating the Merger, excluding in the case of clause (i) above, any such material adverse effect resulting from or arising out of: (A) the announcement or pendency of the Merger or the other transactions contemplated by this Agreement (including any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other Third Parties to the extent related thereto) (provided, that the exceptions in this clause (A) shall not be deemed to apply to references to “Company Material Adverse Effect” as used in any representation or warranty contained in this Agreement to the extent that such representation or warranty expressly addresses the consequences resulting from announcement or pendency of the Merger or the transactions contemplated by this Agreement); (B) the identity of Parent or any of its Affiliates as the acquirer of the Company, or any facts or circumstances concerning Parent or any of its Affiliates; (C) general business, economic or political conditions, or changes in the capital, banking, debt, financial or currency markets; (D) general conditions in an industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world, or changes therein; (E) any changes or proposed changes in GAAP (or the enforcement or interpretation thereof); (F) any changes or proposed changes in Applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby; (G) the taking of any action, or refraining from taking any action, in each case at the written direction of Parent or Merger Sub or as required by the express terms of this Agreement, the failure to take any action resulting from Parent’s failure to grant any consent requested by the Company to take any action restricted or prohibited by this Agreement, or the taking of any action, or failure to take any action, by Parent or Merger Sub; (H) any Stockholder Litigation; (I) any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing; (J) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation; or (K) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by the Company or any Third Parties), or any change in the price or trading volume of shares of the Company Common Stock (it being understood that the underlying causes of such failures or changes in this clause (K) may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition); provided that in the case of clauses (C), (D), (E), (F) and (I), such effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company Phantom Stock Award” means each outstanding phantom stock right granted by the Company.

“Company PSU Awards” means the outstanding restricted stock unit awards under the Company Stock Plans that are subject to performance-based vesting.

“Company Restricted Stock Award” means each award with respect to a share of Company Common Stock outstanding under any Company Stock Plan that is, at the time of determination, subject to a risk of forfeiture or repurchase by the Company, whether subject to time- or performance-based vesting.

“Company Return” means any Tax Return of, with respect to or that includes the Company or any of its Subsidiaries.

4

“Company RSU Awards” means the outstanding restricted stock unit awards under the Company Stock Plans, including deferred stock unit awards, that are not subject to performance-based vesting.

“Company Stock Option” means each option to purchase shares of Company Common Stock (whether vested or unvested) outstanding under any Company Stock Plan or otherwise.

“Company Stock Plan” means any stock option, stock incentive, stock award or other equity or equity-based compensation plan or agreement, as amended, sponsored or maintained by the Company or any Subsidiary or Affiliate of the Company, other than the ESPP.

“Company Termination Fee” means an amount equal to $35,000,000.

“Company Transaction Expenses” means all fees and expenses of the attorneys, accountants, brokers, financial advisors and other Persons retained by the Company and its Subsidiaries incurred in connection with the preparation, execution, delivery, performance and/or consummation of this Agreement and the transactions contemplated hereby.

“Contract” means any legally binding written or oral contract, subcontract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind.

“Convertible Notes” means the Company’s 2.25% Cash Convertible Senior Notes due 2018.

“Credit Agreement” means the Company’s Third Amended and Restated Credit Agreement, dated as of July 7, 2016, and as amended prior to the Closing Date, by and among the Company, the financial institutions from time to time party thereto and Barclays Bank PLC, as the Administrative Agent.

“Debt Financing Sources” means the Persons (other than Parent, Merger Sub, the Guarantor or any of their respective Affiliates) that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Environmental Law” means any Applicable Law concerning pollution or protection of the environment, and protection of human health and safety (in relation to exposure to Hazardous Substances), including any such Applicable Law relating to the manufacture, handling, transport, use, treatment, storage, disposal or release of any Hazardous Substance.

“Environmental Permits” means any Governmental Authorizations issued under any Environmental Law.

5

“Equity Interests” means any and all shares, interests, other equity interests of any kind or other equivalents (however designated) of capital stock or share capital of a corporation and any and all ownership or equity interests of any kind in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests, phantom stock, stock appreciation rights and beneficial interests, and any and all warrants, options, rights to vote or purchase or any other rights or securities convertible into, exchangeable or exercisable for or related to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“ESPP” means the Company’s 1998 Employee Stock Purchase Plan, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exclusively Licensed Registered IP” means Licensed Registered IP which has been exclusively licensed (including with respect to a particular field or territory) to the Company or any Subsidiary of the Company.

“executive officer” shall be as defined in Rule 16a-1(f) under the Exchange Act.

“GAAP” means generally accepted accounting principles in the United States.

“Government Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to a Contract with a Governmental Authority, including a prime contractor or a higher tier subcontractor to the United States government or any foreign government, for the design, manufacture or sale of products or the provision of services by the Company or any of its Subsidiaries.

“Government Contract” means any Contract that is between the Company or any of its Subsidiaries, on the one hand, and a Governmental Authority, on the other hand.

“Governmental Authority” means (i) any domestic, foreign, supranational or multinational government or any state, department, local authority or other political subdivision thereof or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, Taxing Authority or trans-governmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Authorizations” means, with respect to any Person, all applications, licenses, authorizations, permits, certificates, registrations, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations, clearances and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

6

“GTCR” means, collectively, GTCR Fund XI/A LP, a Delaware limited partnership, GTCR Fund XI/C LP, a Delaware limited partnership, and GTCR Co-Invest XI LP, a Delaware limited partnership.

“Hazardous Substance” means any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum-containing product, asbestos-containing material or polychlorinated biphenyl, as listed or regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, as to the Company and its Subsidiaries, all (a) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof, the aggregate amount of any accrued but unpaid interest thereon and any premiums, prepayment penalties, related expenses, commitment and other fees and all other amounts payable in connection therewith), (b) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes, debentures, or similar instruments, (c) obligations of the Company or any of its Subsidiaries under capitalized leases (in accordance with GAAP), (d) obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances or similar credit transactions have been drawn upon, (e) obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (f) net obligations pursuant to interest rate swaps, forward contracts, foreign currency hedges or other hedging or similar arrangements, (g) obligations with respect to any installment sale contract or similar obligation given in connection with the acquisition of property or assets, including securities, (h) the deferred purchase price of property or services, and (i) obligations of the Company or any of its Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any Person other than the Company or its Subsidiaries; provided that, for clarification, Indebtedness shall not include ordinary course “trade payables”.

“Indenture” means that certain Indenture, dated as of November 25, 2013, by and between the Company and Trustee relating to the Convertible Notes.

“Knowledge of the Company” means the actual knowledge of each of the individuals identified in Schedule 1.01.

“license” means, with respect to any Intellectual Property Assets, any license or covenant-not-to sue granted with respect to such Intellectual Property Assets.

“Licensed Company IP” means Intellectual Property Assets (other than Commercially Available Software) that are licensed to the Company or any Subsidiary of the Company.

7

“Licensed Registered IP” means any Registered IP which is licensed to the Company or any Subsidiary of the Company.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, pledge, charge, security interest, license, encumbrance, right of first refusal, preemptive right, community property right or other similar adverse restriction in respect of such property or asset.

“Made Available” means that such information, document or material was: (i) publicly available on the SEC EDGAR database; (ii) delivered to Parent or Parent’s Representatives via electronic mail or in hard copy form; or (iii) made available for review by Parent or Parent’s Representatives in the virtual data room maintained by or on behalf of the Company in connection with the transactions contemplated by this Agreement, but in each case only to the extent such information, documents or materials were accessible to Parent as of the day prior to the date hereof.

“Marketing Period” means the first period of eighteen (18) consecutive days after the date hereof commencing on the date Parent shall have received the Required Financial Information; provided that, (A) the Marketing Period will not commence prior to the date that is thirty (30) days after the date hereof; (B) the Marketing Period shall not be deemed to have commenced if, (x) prior to the completion of the Marketing Period, KPMG LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Documents or the Required Financial Information, (y) prior to completion of the Marketing Period, the Company has issued a public statement indicating its intent to restate the historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence until such restatement has been completed and the relevant Company SEC Documents have been amended or the Company has announced that it has concluded that no restatement shall be required under GAAP or (z) the Company has been delinquent in filing any Quarterly Report on Form 10-Q or any Annual Report on Form 10-K, in which case the Marketing Period shall not be deemed to commence unless or until such delinquencies have been cured; (C) such 18 consecutive-day-period shall not be required to be consecutive to the extent it would include July 1, 2017 through July 4, 2017 or November 22, 2017 through November 24, 2017 and if such period has not ended prior to August 19, 2017, then such period shall not commence until after September 4, 2017; and (D) the Marketing Period shall end on any earlier date on which the Debt Financing is consummated; provided, further, that if the Company shall in good faith believe it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect (stating the date when it believes it completed such delivery), in which case the Required Financial Information shall be deemed to have been delivered on the date of such notice unless Parent in good faith believes the Company has not completed delivery of the Required Financial Information and, within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect, stating with specificity what Required Financial Information the Company has not delivered.

“Nasdaq” means the Nasdaq Global Market.

8

“Note Hedge Instruments” means (a) those certain cash convertible note hedge transactions relating to a notional number of shares of Company Common Stock underlying the Convertible Notes entered into on November 19, 2013 and November 29, 2013, respectively, with JPMorgan Chase Bank, National Association, London Branch and Morgan Stanley & Co. International plc and (b) the Warrants.

“Order” means, with respect to any Person, any order, injunction, judgment, decree, ruling, binding agreement, settlement agreement or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would reasonably be expected to prevent or materially delay, interfere with or impair Parent from consummating the Merger on a timely basis in accordance with the terms hereof or materially impair or delay the ability of Parent or Merger Sub to perform their respective obligations under this Agreement.

“Parent Termination Fee” means an amount equal to $70,000,000.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes, special assessments or other governmental or quasi-governmental charges that are (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings, (iii) the interests of lessors and sublessors of any leased properties pursuant to the terms of the applicable lease or sublease, (iv) with respect to real property, easements, rights of way and other imperfections of title or encumbrances that do not, individually or in the aggregate, materially interfere with the present use of, or materially detract from the value of, the property related thereto, (v) with respect to real property, requirements and restrictions of zoning, building and other laws which are not violated by the current use or occupancy of such property, (vi) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, pension programs and similar obligations, and (vii) mechanics’, carriers’, workmen’s, repairmen’s or other like liens or other similar encumbrances arising or incurred in the ordinary course of business that do not, individually or in the aggregate, materially interfere with the present use of, or materially detract from the value of, the property related thereto.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), alternative dispute resolution proceeding, hearing, audit, examination or investigation or any other proceeding in Applicable Law or in equity commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Representatives” means, with respect to any Person, any and all directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

9

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Special Committee” means the special committee of the Company Board.

“Specified Indebtedness” means (i) the Credit Agreement, (ii) the Eutical Seller Notes issued to Lauro Cinquantasette S.p.A, dated as of July 11, 2016, and (iii) the indebtedness pursuant to the agreements set forth on Schedule 1.02.

“Stockholder Litigation” means any claim or Proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Merger or any related transaction (including any such claim or Proceeding based on allegations that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal that the Company Board or the Special Committee determines in good faith (after consultation with the Company Financial Advisor and outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, (ii) would be more favorable to the Company’s stockholders from a financial point of view than the Merger (including any revisions to the terms of this Agreement, the Guarantees, and the Financing Commitment Letters proposed by Parent in writing prior to the time of such determination), and (iii) is not subject to any financing condition in respect of which it has been demonstrated to the satisfaction of the Company Board or the Special Committee, acting in good faith (after consultation with the Company’s outside counsel and financial advisors) that any required financing to complete such Acquisition Proposal will be reasonably likely to be obtained; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20%” shall be deemed to be references to “50%.”

“Tax” means any tax or other like governmental assessment or charge (including withholding required by applicable tax law on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount with respect thereto.

10

“Tax Return” means any report, return, document, declaration or other information filed or required to be filed with or supplied to a Taxing Authority, including information returns, any document with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or any Representatives of Parent acting on Parent’s behalf.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury.

“Trustee” means Wilmington Trust, National Association.

“Warrants” means (i) the Base Warrants Confirmation entered into between the Company and JPMorgan Chase Bank, National Association, London Branch, dated as of November 19, 2013, (ii) the Base Warrants Confirmation entered into between the Company and Morgan Stanley & Co. International plc, dated as of November 19, 2013, (iii) the Additional Warrants Confirmation entered into between the Company and JPMorgan Chase Bank, National Association, London Branch, dated as of November 29, 2013, and (iv) the Additional Warrants Confirmation entered into between the Company and Morgan Stanley & Co. International plc, dated as of November 29, 2013.

(b)          Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Adverse Recommendation Change	Section 6.03(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.02(a)(i)
Capitalization Date	Section 4.05(a)
Carlyle Confidentiality Agreement	Section 6.18
Certificate of Merger	Section 2.02(a)
Certificates	Section 2.04(a)
Closing	Section 2.01
Company	Preamble
Company Common Stock	Section 4.05(a)
Company Employee Plan	Section 4.16(a)
Company Intellectual Property Assets	Section 4.20(i)(i)
Company Liability Cap	Section 9.09(d)

11

Term	Section

Company Managed IP	Section 4.20(b)
Company Preferred Stock	Section 4.05(a)
Company Recommendation	Section 4.02(b)
Company Recovery Costs	Section 9.04(c)
Company Related Party	Section 9.09(d)
Company SEC Documents	Section 4.07(a)
Company Securities	Section 4.05(c)
Confidentiality Agreements	Section 6.18
Continuing Employees	Section 6.07(a)
Copyrights	Section 4.20(i)(ii)(C)
Current Premium	Section 6.11(a)
Damages	Section 8.02
Debt Commitment Letter	Section 5.08
Debt Financing	Section 5.08
DGCL	Preamble
Divestiture Action	Section 6.12(d)
DOJ	Section 6.12(b)
Effect	Section 1.01(a)
Effective Time	Section 2.02(b)
End Date	Section 8.01(b)
Equity Commitment Letters	Preamble
Equity Financing	Section 5.08
Exchange Agent	Section 2.04(a)
Final Exercise Date	Section 2.06(f)
Financing	Section 5.08
Financing Commitment Letters	Section 5.08
Financing Indemnitees	Section 6.17(e)
FTC	Section 6.12(b)
GTCR Confidentiality Agreement	Section 6.18
Guarantees	Preamble
Guarantor	Preamble
Health Care Laws	Section 4.25(a)
Indemnified Party	Section 6.11(b)
Indemnified Party Proceeding	Section 6.11(b)
Inquiry	Section 6.02(c)
Insurance Policies	Section 4.18
Intellectual Property Assets	Section 4.20(i)(ii)
Intervening Event	Section 6.03(b)(i)
Leased Real Property	Section 4.21(a)

12

Term	Section

Marks	Section 4.20(i)(ii)(B)
Material Contract	Section 4.14(b)
Merger	Recitals
Merger Bonus Agreement	Section 6.07(d)
Merger Consideration	Section 2.03(a)
Merger Sub	Preamble
Notice of Intervening Event	Section 6.03(b)(iii)(A)
Notice of Superior Proposal	Section 6.03(b)(ii)(A)
Option Cash Amount	Section 2.06(a)
Owned Real Property	Section 4.21(a)
Parent	Preamble
Parent Benefit Plans	Section 6.07(a)
Parent Expenses	Section 9.04(c)
Parent Liability Cap	Section 9.09(c)
Parent Recovery Costs	Section 9.04(b)
Parent Related Party	Section 9.09(c)
Patents	Section 4.20(i)(ii)(A)
Payment Fund	Section 2.04(a)
Personal Information	Section 4.22
Phantom Stock Payments	Section 2.06(e)
Proxy Statement	Section 6.04(a)
PSU Award Payments	Section 2.06(d)
Real Property	Section 4.21(a)
Registered IP	Section 4.20(a)
Required Financial Information	Section 6.17(c)
RSU Award Payments	Section 2.06(c)
Solvent	Section 5.09
Specific Performance Conditions	Section 9.09(a)
Standstill Provision	Section 6.02(d)
Stockholder Approval	Section 4.02(a)
Stockholder Meeting	Section 6.04(a)
Surviving Corporation	Section 2.02(c)
Third Party Rights	Section 4.20(d)
Trade Secrets	Section 4.20(i)(ii)(D)
Union Agreements	Section 4.17(b)

13

Section 1.02         Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time. References to “$” and “dollars” are to the currency of the United States. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP as applied by the Company. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which Boston, Massachusetts is located.

Article 2
THE MERGER

Section 2.01         The Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, as soon as practicable (and, in any event, within two Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 7 (other than those conditions that by their nature are to be satisfied by deliveries made at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied by deliveries made at the Closing), the Closing shall occur on the earlier to occur of (i) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (ii) the second Business Day after the end of the Marketing Period (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of the conditions set forth in Article 7 as of the date determined pursuant to this proviso). The Closing shall be held at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts, 02210, unless another place is agreed to in writing by the parties hereto.

14

Section 2.02         The Merger.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL.

(b)          The Merger shall become effective on such date and at such time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time and date as may be agreed by the parties hereto in writing and specified in the Certificate of Merger (the “Effective Time”).

(c)          At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL.

Section 2.03         Conversion of Shares. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of Parent, Merger Sub or the Company:

(a)          except as otherwise provided in Section 2.03(b) or Section 2.05, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically canceled and converted into and shall thereafter represent the right to receive $21.75 in cash without interest and less any applicable withholding taxes (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with this Agreement;

(b)          each share of Company Common Stock owned by the Company and any shares of Company Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time, shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor; and

(c)          each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

15

Section 2.04         Surrender and Payment.

(a)          Prior to the Effective Time, Parent shall appoint Computershare Trust Company, N.A. as the exchange agent (or such other nationally recognized exchange agent agreed to between the parties hereto) (the “Exchange Agent”) for the purpose of exchanging the Merger Consideration for certificates representing shares of Company Common Stock (the “Certificates”); provided, however, that any references herein to “Certificates” are deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock. At or prior to the Effective Time and except with respect to the Merger Consideration payable pursuant to Company Restricted Stock Awards (which are governed by Section 2.06(b)), Parent shall deposit, or shall cause to be deposited with the Exchange Agent the Aggregate Merger Consideration (the “Payment Fund”). To the extent such fund diminishes for any reason below the level required to make prompt payment of the Merger Consideration, Parent shall promptly replace or restore, or cause to be replaced or restored, the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments. The Payment Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment or losses thereon shall relieve Parent from making the payments required by this Article 2 or affect the amount of Merger Consideration payable hereunder, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States with maturities of no more than 30 days, or guaranteed by, and backed by the full faith and credit of, the United States.  Any and all interest or other amounts earned with respect to such funds shall become part of the Payment Fund. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock and the payment of the Merger Consideration in respect of such shares of Company Common Stock.

(b)          Promptly after the Effective Time, and in any event no later than three Business Days after the Effective Time, the Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.03(a) (other than shares of Company Common Stock subject to Company Restricted Stock Awards) a letter of transmittal and instructions in customary forms reasonably satisfactory to the Company and Parent (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery or transfer of the Certificates (or affidavits of loss in lieu of the Certificates pursuant to Section 2.09) to the Exchange Agent) for use in such exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration (other than shares of Company Common Stock subject to Company Restricted Stock Awards) shall, subject to Section 2.04(e), be entitled to receive the Merger Consideration in respect of the shares of Company Common Stock represented by a Certificate upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of shares of Company Common Stock, and, in each case, delivery to the Exchange Agent of such other documents as may reasonably be requested by the Exchange Agent. Until so surrendered or transferred, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate.

16

(c)          If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)          All Merger Consideration paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this Article 2.

(e)          Any portion of the Payment Fund that remains undistributed to the holders of shares of Company Common Stock 12 months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, without any interest thereon but subject to any applicable withholdings. None of Parent, the Company or the Surviving Corporation shall be liable to any holder of Company Common Stock for any cash from the Payment Fund delivered to a public official pursuant to any abandoned property, escheat or similar Applicable Law.

Section 2.05         Dissenting Shares. Notwithstanding Section 2.03, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing, who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of the appraised value of such shares in accordance with Section 262 of the DGCL following which such shares shall automatically be canceled and shall cease to exist; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.08) in accordance with Section 2.03(a), without interest thereon, upon surrender of such Certificate formerly representing such share. The Company shall provide Parent prompt written notice of any demands or threatened demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand, and Parent shall have the opportunity and right to participate in all negotiations and Proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands or agree to do any of the foregoing.

17

Section 2.06         Company Equity Awards; ESPP.

(a)          Except as otherwise agreed upon with the Company and Parent, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, unless otherwise agreed by a holder thereof, each Company Stock Option, whether or not vested and exercisable, that is outstanding and unexercised immediately prior to the Effective Time, shall be automatically converted into the right to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay) an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option, by (ii) the aggregate number of shares of Company Common Stock that were issuable upon exercise or settlement of such Company Stock Option immediately prior to the Effective Time (such product, the “Option Cash Amount”); provided, however, that if the exercise price per share of a Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled and terminated effective upon the Effective Time without any cash payment being made in respect thereof. The cancellation of a Company Stock Option as provided in the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Stock Option. From and after the Effective Time, the former holder of any cancelled Company Stock Option shall only be entitled to receive the Option Cash Amount in respect of such cancelled Company Stock Option. Payments of the Option Cash Amount shall be made by the Surviving Corporation no later than the next regular payment date under the Company’s payroll system that is at least five Business Days after the Effective Time, without interest. All payments provided pursuant to this Section 2.06(a) shall be made through the Surviving Corporation’s or one of its Affiliate’s payroll and/or equity award maintenance systems, subject to withholding in accordance with the provisions of Section 2.08.

(b)          Except as otherwise agreed upon with the Company and Parent, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding Company Restricted Stock Award shall become fully vested and the restrictions with respect thereto shall lapse. All Company Restricted Stock Awards, including shares that become fully vested and with respect to which the restrictions shall lapse as of the Effective Time, shall not be assumed by Parent or Merger Sub in the Merger and shall automatically be cancelled and converted into the right to receive the Merger Consideration and be treated in the Merger in the same manner as the other shares of Company Common Stock in accordance with Section 2.03(a). The Company Restricted Stock Award payments described in this Section 2.06(b) shall be made by the Surviving Corporation no later than the next regular payment date under the Company’s payroll system that is at least five (5) Business Days after the Effective Time, without interest. All payments provided pursuant to this Section 2.06 shall be made through the Surviving Corporation’s or one of its Affiliate’s payroll and/or equity award maintenance systems, subject to withholding in accordance with the provisions of Section 2.08. In no event shall this Section 2.06 and Section 2.04 result in a duplication of benefits with respect to any Company Restricted Stock Awards.

18

(c)          Except as otherwise agreed upon with the Company and Parent, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding Company RSU Award, whether or not vested, shall not be assumed by Parent or Merger Sub in the Merger and shall be canceled and extinguished as of the Effective Time and, in exchange therefor, each former holder of any such Company RSU Award shall have the right to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay) an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Company RSU Award by (ii) the Merger Consideration (such amounts payable hereunder, the “RSU Award Payments”). From and after the Effective Time, the former holder of any canceled Company RSU Award shall only be entitled to receive the RSU Award Payment in respect of such canceled Company RSU Award. The RSU Award Payments described in this Section 2.06(c) shall be made by the Surviving Corporation no later than the next regular payment date under the Company’s payroll system that is at least five Business Days after the Effective Time, without interest; provided that such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Company RSU Award to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code. All payments provided pursuant to this Section 2.06(c) shall be made through the Surviving Corporation’s or one of its Affiliate’s payroll and/or equity award maintenance systems, subject to withholding in accordance with the provisions of Section 2.08.

(d)          Except as otherwise agreed upon with the Company and Parent, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company PSU Award shall be deemed fully earned at the greater of (i) 100% of the specified target award level, and (ii) the percentage of the target award level that would be earned based on achievement of the applicable performance metric as of the Effective Time pursuant to the terms of the applicable Performance Restricted Stock Unit Award Agreement, any time-based restrictions thereon shall lapse, and such Company PSU Awards shall not be assumed by Parent or Merger Sub in the Merger and shall be canceled and extinguished as of the Effective Time and, in exchange therefor, each former holder of any such Company PSU Award shall have the right to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay) an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Company PSU Award (taking into account the achievement and acceleration contemplated by this Section 2.06(d)) by (ii) the Merger Consideration (such amounts payable hereunder, the “PSU Award Payments”). From and after the Effective Time, the former holder of any canceled Company PSU Award shall only be entitled to receive the PSU Award Payment in respect of such canceled Company PSU Award. The PSU Award Payments described in this Section 2.06(d) shall be made by the Surviving Corporation no later than the next regular payment date under the Company’s payroll system that is at least five Business Days after the Effective Time, without interest; provided that such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Company PSU Award to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code. All payments provided pursuant to this Section 2.06(d) shall be made through the Surviving Corporation’s or one of its Affiliate’s payroll and/or equity award maintenance systems, subject to withholding in accordance with the provisions of Section 2.08.

19

(e)          Except as otherwise agreed upon with the Company and Parent, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Phantom Stock Award that is outstanding immediately prior to the Effective Time, shall be automatically converted into the right to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay) an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Company Phantom Stock Award by (ii) the Merger Consideration (such amounts payable hereunder, the “Phantom Stock Payments”). From and after the Effective Time, the holder of any canceled Company Phantom Stock Award shall only be entitled to receive the Phantom Stock Payment in respect of such canceled Company Phantom Stock Award. The Phantom Stock Payments described in this Section 2.06(e) shall be made by the Surviving Corporation no later than the next regular payment date under the Company’s payroll system that is at least five Business Days of the Effective Time, without interest. All payments provided pursuant to this Section 2.06(e) shall be made through the Surviving Corporation’s or one of its Affiliate’s payroll and/or equity award maintenance systems, subject to withholding in accordance with the provisions of Section 2.08.

(f)          As soon as practicable following the date hereof, the Company Board (or, if appropriate, any committee administering the ESPP) shall adopt such resolutions and take all such other actions as may be required (including providing notice to the ESPP participants) to provide that, with respect to the ESPP: (i) no new offerings will commence, nor will any existing offerings be extended, following the date hereof, (ii) no individuals will be permitted to enroll in the ESPP following the date hereof, (iii) no existing participants will be permitted to increase their respective rates of deductions and purchases following the date hereof, (iv) the final exercise date for all offerings shall be such date as the Company determines in its sole discretion (provided that such date shall be no later than the date that is five calendar days prior to the Effective Time (the “Final Exercise Date”)), (v) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the Final Exercise Date, and (vi) the ESPP shall terminate on the date immediately prior to the date on which the Effective Time occurs and no further rights shall be granted or exercised under the ESPP thereafter. All shares of Company Common Stock purchased on the Final Exercise Date shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 2.03(a).

(g)          As soon as reasonably practicable following the date hereof and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions that are necessary for the treatment of the Company Equity Awards pursuant to this Section 2.06, which resolutions will also provide that such Company Equity Awards shall terminate conditioned upon, and effective immediately after, the Effective Time.

Section 2.07         Adjustments. If, during the period between the date hereof and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change and to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such change; provided, however, that nothing in this Section 2.07 shall be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement.

20

Section 2.08         Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent and their Affiliates and Representatives shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Tax law. To the extent that amounts are so deducted and withheld and are paid to the applicable Taxing Authority when due by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent (or their Affiliates and Representatives), as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, made such deduction and withholding.

Section 2.09         Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation or the Exchange Agent, the posting by such Person of a bond, in such customary amount as the Surviving Corporation or Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated under this Article 2.

Article 3
THE SURVIVING CORPORATION

Section 3.01         Certificate of Incorporation. The certificate of incorporation of the Company shall be amended at the Effective Time to be identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that references to the name of Merger Sub shall be replaced with references to the name of the Company, and as so amended shall be the certificate of incorporation of the Surviving Corporation until, subject to Section 6.11, amended in accordance with Applicable Law.

Section 3.02         Bylaws. The bylaws of the Company shall be amended at the Effective Time to be identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that references to the name of Merger Sub shall be replaced with references to the name of the Company, and as so amended shall be the bylaws of the Surviving Corporation until, subject to Section 6.11, amended in accordance with Applicable Law.

Section 3.03         Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law and the certificate of incorporation and bylaws of the Surviving Corporation or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

21

Article 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed with the SEC and publicly available prior to the date hereof (other than information that is (i) contained solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, and (ii) in any forward-looking statements in such Company SEC Documents or that are of a nature that they speculate about future developments or otherwise relate to information, factors or risks that are predictive, cautionary or forward-looking in nature); provided, that nothing disclosed in such Company SEC Documents shall be deemed to modify the representations and warranties in Section 4.01, Section 4.02, Section 4.05, Section 4.09(b), Section 4.23, or Section 4.24 or (b) as set forth in the corresponding Part or sub-Part of the Company Disclosure Schedule (it being agreed that disclosure of any item in any Part or sub-Part of the Company Disclosure Schedule shall be deemed disclosure with respect to any other Part or sub-Part of the Company Disclosure Schedule to which the relevance of such item is reasonably apparent on the face of such disclosure) the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01         Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and authority required to own, lease and operate its properties and assets and to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has Made Available to Parent complete and correct copies of the certificate of incorporation and bylaws of the Company as currently in effect. The Company is not in violation of its certificate of incorporation or bylaws, each as amended to date, in any material respect.

Section 4.02         Corporate Authorization.

(a)          The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except for obtaining the Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company pursuant to the DGCL or otherwise, are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement. The only vote of holders of any class of capital stock of the Company necessary to adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby is the affirmative vote (in person or by proxy) of holders of a majority in voting power of the outstanding shares of Company Common Stock, voting together as a single class (such vote, the “Stockholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

22

(b)          At a meeting duly called and held, prior to the execution of this Agreement, the Company Board unanimously (acting upon the recommendation of the Special Committee) duly adopted resolutions (i) determining and declaring that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company’s stockholders, (ii) approving the execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) directing that the adoption of this Agreement be submitted to a vote of the stockholders of the Company at the Stockholder Meeting and (iv) recommending adoption of this Agreement to the stockholders of the Company (the “Company Recommendation”). The Company is not party to any stockholder rights agreement or “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that Section 203 of the DGCL or any similar anti-takeover, moratorium, or “control share” law applicable to the Company does not, and will not, apply to this Agreement or the transactions contemplated hereby.

Section 4.03         Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with any applicable requirements of (A) the HSR Act and (B) any other applicable Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws, or the rules or regulations of Nasdaq, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04         Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both): (i) result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company; (ii) assuming compliance with the matters referred to in Section 4.03 and that the Stockholder Approval is obtained, result in a violation or breach of any provision of any Applicable Law or Order; (iii) require any consent or approval under, violate, result in any breach of or default (with or without notice or lapse of time, or both) or loss or impairment of any benefits or rights under, or alter the rights or obligations of any third party under, or result in termination, cancellation, modification or acceleration or give to others any right of termination, cancellation, modification or acceleration of any Material Contract to which the Company or any Subsidiary of the Company is a party, or by which any of their respective properties or assets are bound, or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

23

Section 4.05         Capitalization.

(a)          The authorized capital stock of the Company consists of (i) 100,000,000 shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). The rights and privileges of the Company Common Stock and the Company Preferred Stock are as set forth in the Company’s certificate of incorporation as currently in effect. At the close of business on June 5, 2017 (the “Capitalization Date”): (A) 42,959,065 shares of Company Common Stock were issued and outstanding (including 422,048 shares of Company Common Stock subject to Company Restricted Stock Awards); (B) Company Stock Options to purchase an aggregate of 2,089,073 shares of Company Common Stock were issued and outstanding; (C) an aggregate of 706,869 shares of Company Common Stock were subject to outstanding Company RSU Awards; (D) an aggregate of 334,134 shares of Company Common Stock were subject to outstanding Company PSU Awards (assuming maximum achievement); (E) an aggregate of 36,019 shares of Company Common Stock were subject to outstanding Company Phantom Stock Awards; (F) assuming the purchase price will be determined by reference to the Offering Date (as defined in the ESPP) for the Offering (as defined in the ESPP) in effect on the date of this Agreement and further assuming that contribution rates do not change during such Offering, a maximum of 70,000 shares of Company Common Stock may be purchased pursuant to such Offering; (G) an aggregate of 9,597,660 shares of Company Common Stock are reserved for future issuance in connection with the Warrants and (H) zero shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to any Company Stock Plan or the ESPP, or upon exercise of the Warrants will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights, and were not issued in violation of and are not subject to any right of rescission or right of first refusal, and have been offered, issued, sold and delivered by the Company in material compliance with all requirements of Applicable Law. Since the Capitalization Date through the date hereof, other than vesting of Company Restricted Awards and Company RSU Awards pursuant to the existing terms of each such award, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments to any Person based on the price or value of any Company Securities or (2) established a record date for, declared, set aside for payment or paid any dividend on, made any other distribution in respect of, any Company Securities

(b)          Part 4.05(b) of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, a complete and correct list of (i) all outstanding Company Stock Options, including the number of shares subject to such award, the name of the holder, the grant date, the vesting schedule, and the exercise or purchase price per share, (ii) all outstanding Company RSU Awards, including the respective name of the holder, the grant date, the vesting schedule, the number of shares of Company Common Stock subject to each Company RSU Award and the distribution dates for such shares, (iii) all outstanding Company PSU Awards, including the respective name of the holder, the grant date, the performance period, the maximum and target number of shares of Company Common Stock subject to each Company PSU Award and the distribution dates for such shares, (iv) all outstanding Company Restricted Stock Awards, including the respective name of the holder, the grant date, the vesting schedule, whether an election under Section 83(b) of the Code was filed and the number of shares of Company Common Stock subject to each Company Restricted Stock Award, and (v) all outstanding Company Phantom Stock Awards, including the respective name of the holder, the grant date, and the number of shares of Company Common Stock subject to each Company Phantom Stock Award.

24

(c)          Except as set forth in this Section 4.05 and on Part 4.05(c) of the Company Disclosure Schedule, and for changes since the Capitalization Date resulting from the exercise or settlement of Company Equity Awards outstanding on such date or granted thereafter as permitted under Section 6.01(c), there are (i) no outstanding shares of capital stock or voting securities or other Equity Interests of the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or other Equity Interests of the Company, (iii) no options, warrants or other rights or arrangements to acquire from the Company, or other obligations or commitments of the Company to issue, any capital stock or other voting securities or Equity Interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or Equity Interests in, the Company , (iv) no restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or Equity Interests in, the Company (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”), (v) no voting trusts, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries, (vi) no contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock, voting securities or other Equity Interests of the Company or any of its Subsidiaries. Except for the Convertible Notes and as set forth on Part 4.05(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have issued any bonds, debentures, notes or other indebtedness (i) having the right to vote on any matters on which stockholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other Equity Interests of the Company or any of its Subsidiaries. As of the date hereof, the Conversion Rate (as defined in, pursuant to and subject to adjustment as set forth in the Indenture) for the Convertible Notes is 63.9844 shares of Company Common Stock per $1,000 principal amount of the Convertible Notes. The consummation of the Merger and the Closing and the other transactions contemplated by this Agreement will constitute a Fundamental Change, a Make-Whole Fundamental Change and a Merger Event (each as defined in the Indenture) pursuant to the Indenture. There are no outstanding obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities except for acquisitions of shares of Company Common Stock by the Company as satisfaction of the applicable exercise price and/or withholding taxes pursuant to the terms of Company Equity Awards or in accordance with the existing terms of the ESPP. All Company Stock Options, Company Restricted Stock Awards, Company RSU Awards, Company PSU Awards, Company Phantom Stock Awards and rights under the ESPP may, by their terms, be treated in accordance with Section 2.06. No Subsidiary of the Company owns any Company Securities.

25

Section 4.06         Subsidiaries.

(a)          Part 4.06(a) of the Company Disclosure Schedule lists each of the Company’s Subsidiaries. Except for securities held by the Company in connection with its ordinary course treasury investment activities, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other Equity Interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other Equity Interest in, any other Person.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Subsidiary of the Company: (i) is a corporation or other business entity duly incorporated or organized (as applicable) and validly existing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers and authority required to own, lease and operate its properties and assets and to carry on its business as now conducted and (ii) is duly qualified to do business in each jurisdiction where such qualification is necessary.

(c)          Each outstanding Equity Interest of each Subsidiary of the Company is: (i) owned, directly or indirectly, beneficially and of record, by the Company, and (ii) duly authorized, validly issued, fully paid and non-assessable (with respect to jurisdictions that recognize such concept and to the extent such concept is applicable to such security).

Section 4.07         SEC Filings and the Sarbanes-Oxley Act.

(a)          The Company has Made Available to Parent, including by making publicly available on the SEC EDGAR database prior to the execution of this Agreement, complete and correct copies of (i) the Company’s annual reports on Form 10-K for its fiscal years ended December 31, 2016 and December 31, 2015, (ii) its proxy or information statements relating to meetings of the stockholders of the Company since January 1, 2015 and (iii) all of its other reports, statements, exhibits, schedules and registration statements filed with the SEC under the Securities Act or the Exchange Act, and all certificates filed pursuant to the Sarbanes-Oxley Act, since January 1, 2015 (the documents referred to in this Section 4.07(a), together with all amendments thereto, are collectively referred to as the “Company SEC Documents”).

(b)          Since January 1, 2015 through the date hereof, the Company has timely filed with the SEC each report (including each report on Forms 8-K, 10-Q and 10-K), statement (including proxy statement), schedule, exhibit, form or other document or filing required by Applicable Law to be filed by the Company, including all certificates required pursuant to the Sarbanes-Oxley Act. As of the date hereof, no Subsidiary of the Company is required to file any report, statement, schedule, exhibit, form, certificate or other document with the SEC under the Securities Act, the Exchange Act or the Sarbanes-Oxley Act.

26

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and other Applicable Law.

(d)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Company SEC Document filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)          As of the date hereof, (i) there are no outstanding or unresolved comments received by the Company from the SEC, and (ii) except as set forth on Part 4.07(e) of the Company Disclosure Schedule, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(f)          Each required form, report and document containing financial statements that has been filed with the SEC by the Company since January 1, 2015 through the date hereof was accompanied by the certifications required to be filed by the Company’s principal executive officer and principal financial officer, as applicable, pursuant to the Sarbanes-Oxley Act and, at the time of filing of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. For purposes of this Section 4.07, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. As of the date hereof, none of the Company, any current executive officer of the Company or, to the Knowledge of the Company, any former executive officer of the Company has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents filed prior to the date hereof. Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. The Company is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of Nasdaq, except for any non-compliance that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries.

27

Section 4.08         Financial Statements; Internal Controls.

(a)          The audited consolidated financial statements and unaudited condensed consolidated financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited condensed consolidated financial statements, for the absence of footnotes, as allowable by the Exchange Act), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal and recurring year-end adjustments in the case of any unaudited condensed consolidated financial statements that were not, or are not expected to be, material in amount or nature, all in accordance with GAAP and the applicable rules and regulations of the SEC).

(b)          The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act that is reasonably sufficient to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of the consolidated financial statements in conformity with GAAP, (ii) receipts and expenditures are executed in accordance with the authorization of management, and (iii) any unauthorized use, acquisition or disposition of the Company’s or its Subsidiaries’ assets that would materially affect the Company’s consolidated financial statements would be detected or prevented in a timely manner. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness (as such terms are defined in Rule 1-02(a)(4) of Regulation S-X), identified in the Company’s design or operation of internal controls, and no fraud or, to the Knowledge of the Company, allegation of fraud that involves management or other employees of the Company and its Subsidiaries who have a significant role in the Company’s internal controls over financial reporting, as of and for the year-ended December 31, 2015 (nor has any such deficiency, weakness or fraud been identified since such date through the date of this Agreement).

(c)          The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act that are designed and maintained to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to such reports.

(d)          Neither the Company nor any of its Subsidiaries is a party to, is subject to, or has any commitment to become a party to or subject to, any off balance sheet partnership or any similar Contract, including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Reports or in the Company's or such Subsidiary's published financial statements.

28

Section 4.09         Absence of Certain Changes. Except as set forth on Part 4.09 of the Company Disclosure Schedule, since the Company Balance Sheet Date through the date hereof, (a) the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and (b) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as expressly contemplated by this Agreement and as set forth in Part 4.09 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of any of the covenants set forth in Section 6.01(b), Section 6.01(d), Section 6.01(f), Section 6.01(i), Section 6.01(m) or Section 6.01(q).

Section 4.10         No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, whether due or to become due, which would be required by GAAP to be reflected on a consolidated balance sheet (or disclosed in the notes thereto), other than:

(a)          liabilities or obligations that are accrued or reserved against in the Company Balance Sheet;

(b)          liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date;

(c)          liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(d)          liabilities or obligations incurred in connection with the transactions contemplated by this Agreement (including the Merger).

Section 4.11         Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or other than in relation to any Proceeding that does not seek material injunctive or other non-monetary relief, (i) there is no, and for the past three years there has been no, Proceeding existing, pending against, threatened in writing or, to the Knowledge of the Company, threatened orally against or affecting the Company or any of its Subsidiaries, or any of their respective properties, assets, products or services, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such and (ii) neither the Company nor any of its Subsidiaries, nor any of their respective properties, assets, products or services, is subject to any outstanding Order. As of the date hereof, to the Knowledge of the Company, there is no existing or pending Proceeding or outstanding Order that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation of the Merger.

29

Section 4.12         Compliance with Applicable Law.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is and, during the past three years, has been, in compliance with all Applicable Laws (including Health Care Laws) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, other notice during the past three years through the date hereof that remains unresolved (i) of any administrative, regulatory, civil or criminal investigation or audit or inspection by any Governmental Authority relating, and (in each case) that is material, to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has, and during the past three years has had, in effect all Governmental Authorizations (including as required under Health Care Laws) necessary or legally required for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted (or as conducted as of such prior time, as applicable), (ii) during the past three years there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment, suspension or cancelation of, any such Governmental Authorizations, (iii) no termination, amendment, suspension or cancelation of any such Governmental Authorizations is pending or, to the Knowledge of the Company, threatened and (iv) none of the transactions contemplated in this Agreement shall allow a Governmental Authority to terminate or amend the terms of a Governmental Authorization nor impose conditions upon any Governmental Authorization.

Section 4.13         Certain Business Practices. During the past three years, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, and to the Knowledge of the Company, none of their Representatives on their behalf, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, or any comparable foreign law or statute; (d) directly or indirectly taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable United States or foreign Applicable Laws; (e) engaged in any business with any Person with whom, or in any country in which, it is prohibited for a United States Person to engage under Applicable Law or under applicable United States sanctions administered by OFAC except as permitted by Applicable Law; (f) had any relationship with any other Person that has resulted in an “organizational conflict of interest” as defined in the Federal Acquisition Regulations; (g) been debarred, suspended, proposed for debarment, deemed non-responsible or otherwise excluded from participation in the award of any Government Contract or Government Bid or for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs; (h) has made any voluntary or mandatory disclosure to any Governmental Authority with respect to any alleged material irregularity, misstatement or omission related to any Government Contract; or (i) been terminated for convenience by a Governmental Authority, prime contractor or higher tier subcontractor party to a Government Contract.

30

Section 4.14         Material Contracts.

(a)          Except for this Agreement, as of the date hereof, neither the Company nor any Subsidiary of the Company is a party to or is bound by any Contract, arrangement, commitment or understanding:

(i)          that is or would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)         pursuant to which the Company or any of its Subsidiaries received aggregate payments from a customer for the 2016 fiscal year in excess of $10,000,000, including by means of royalty payments;

(iii)        pursuant to which the Company or any of its Subsidiaries made aggregate payments to any vendor for the 2016 fiscal year in excess of $5,000,000, including by means of royalty payments;

(iv)        evidencing a capital expenditure or obligation to make any capital commitment in an amount in excess of $10,000,000;

(v)         containing covenants binding upon the Company or any of its Subsidiaries that materially restrict the ability of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Affiliates) to engage in any business or compete in any business or with any Person or operate in any geographic area, where the payments under the Contract, arrangement, commitment or understanding to the Company and any Subsidiary exceeded $10,000,000 for fiscal year 2016;

(vi)        (x) relating to or evidencing Indebtedness of the Company or any Subsidiary of the Company in excess of $5,000,000, or (y) that grants a Lien, other than a Permitted Lien, on any property or asset of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries taken as a whole;

(vii)       that is a license to any Third Party granted by the Company or any Subsidiary of the Company to material Company Intellectual Property Assets, other than licenses granted to customers as ancillary to a sale of products or services;

(viii)      that is a license of material Third Party Rights granted to the Company or any Subsidiary of the Company pursuant to which the Company or any Subsidiary made payments during the 2016 fiscal year in excess of $2,500,000 (other than licenses to Commercially Available Software);

31

(ix)         relating to (A) the acquisition of any interest in another entity (whether by merger, consolidation, recapitalization, share exchange, sale of stock, sale of assets or otherwise) or (B) the disposition of any material assets of the Company or any of its Subsidiaries (other than sales of inventory in the ordinary course of business), in each case, under which there are any continuing “earn out” or other contingent payment or indemnification obligations on the part of the Company or its Subsidiaries;

(x)          that involves any material partnership, joint venture or similar arrangement, other than sales agent and co-development agreements in each case entered into in the ordinary course of business consistent with past practice, or that prohibits the payment of dividends or distributions in respect of the Equity Interests of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by the Company or any of its Subsidiaries;

(xi)         that is a settlement or similar Contract with any Governmental Authority;

(xii)        that relates to hedging, factoring, derivatives or similar arrangements other than foreign currency hedging, factoring or other similar transactions conducted in the ordinary course of business consistent with past practices;

(xiii)       that would be required to be disclosed by Section 404(a) of Regulation S-K under the Exchange Act;

(xiv)      that is a lease or sublease (a) for any real property used for manufacturing purposes by the Company or one of its Subsidiaries or (b) of real property requiring payments by the Company or any of its Subsidiaries in excess of $1,000,000 during any fiscal year;

(xv)       relating to the co-development of generic drug products with one or more Third Parties, pursuant to which the Company or one of its Subsidiaries has agreed to provide (alone or together with third parties) development services and supply of product, and obtains the benefit of a profit sharing arrangement;

(xvi)      that is an active Government Contract; and

(xvii)     that contains any standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of another Person, except for any such Contract that is a confidentiality, non-disclosure or similar type of agreement.

(b)          Each Contract, arrangement, commitment or understanding of the type described above in Section 4.14(a), whether or not set forth in Part 4.14(a) of the Company Disclosure Schedule, is referred to herein as a “Material Contract.” The Company has Made Available to Parent correct and complete copies of all Material Contracts. Except for Material Contracts that have expired or terminated by their terms, all of the Material Contracts are (A) valid, binding and enforceable on the Company or any Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto, as applicable, and (B) in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any Subsidiary of the Company has, and to the Knowledge of the Company, as of the date hereof, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event, occurrence, act or condition exists, which with or without notice, lapse of time or both would reasonably be expected to constitute a default under the provisions of any Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect and, as of the date hereof, neither the Company nor any Subsidiary of the Company has received written notice of any of the foregoing.

32

Section 4.15         Taxes.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)          (x) All Company Returns required by Applicable Law to be filed with any Taxing Authority have been filed when due (taking into account extensions) in accordance with all Applicable Laws, and (y) the Company and each of its Subsidiaries have paid (or have had paid on their behalf) all Taxes required to have been paid by them, whether or not shown as due and owing on such Company Returns.

(ii)         Neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the statute of limitations period applicable to any Company Return, which period (after giving effect to such extension or waiver) has not yet expired.

(iii)        (x) No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed in writing by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved, (y) there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax; and (z) no claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file income or franchise Tax Returns that it is or may be subject to taxation by that jurisdiction.

(iv)        There are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(v)         Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(vi)        (i) Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return (other than the group of which the Company or one of its Subsidiaries is or was the common parent); and (ii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or by contract (other than customary commercial or financial arrangements entered into the ordinary course of business).

(vii)       There are no Tax sharing agreements or similar arrangements, including Tax indemnity arrangements (other than customary commercial or financial arrangements entered into in the ordinary course of business consistent with past practice) with respect to or involving the Company or any of its Subsidiaries.

33

(viii)      Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale on or prior to the Closing Date, any accounting method change made prior to the Closing Date, or any agreement entered into with a Taxing Authority prior to the Closing Date.

(b)          Part 4.06(b) of the Company Disclosure Schedule lists the entity classification of each Subsidiary of the Company for U.S. federal income tax purposes (as applicable) and the date of any entity classification election that has been made with respect to such Subsidiary for U.S. federal income tax purposes.

(c)          This Section 4.15, Section 4.09, and Section 4.16 contain the only representations and warranties by the Company and its Subsidiaries with respect to Taxes in this Agreement.

Section 4.16         Employee Benefit Plans.

(a)          Part 4.16(a) of the Company Disclosure Schedule contains a correct and complete list identifying, to the extent material, each Company Employee Plan. “Company Employee Plan” means (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment, severance or similar contract, plan, arrangement or policy and (iii) each other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), other than, in the case of clause (ii), any such contract, plan, arrangement or policy that is terminable “at will” (or following a notice period imposed by Applicable Law) without any contractual obligation on the part of the Company or any Subsidiary of the Company to make any severance, termination, change in control, or similar payment, which, in each case, is maintained, administered or contributed to by the Company or any Subsidiary of the Company or with respect to which the Company or any Subsidiary of the Company could incur material liability; provided, however, in the case of clause (ii), each contract, plan, arrangement or policy that provides any contractual obligation on the part of the Company or any Subsidiary of the Company to make any severance, termination, change in control or other similar payment in excess of $100,000 shall be considered a material Company Employee Plan.

(b)          Except as set forth on Part 4.16(b) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate of the Company sponsors, maintains or contributes or is obligated to contribute to, or has in the past six years sponsored, maintained or contributed or has been obligated to contribute to, any plan subject to Title IV of ERISA or any multiemployer plan within the meaning of Section 4001(a)(3) or 3(37) of ERISA, with respect to which the Company or any Subsidiary of the Company could reasonably be expected to have any liability.

34

(c)          Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by Applicable Laws, including ERISA and the Code; (ii) no litigation has commenced with respect to any Company Employee Plan and, to the Knowledge of the Company, no such litigation is threatened in writing and (iii) there are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in writing in connection with any Company Employee Plan.

(d)          Except as provided in this Agreement or as required under Applicable Law, or set forth on Part 4.16(d) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to any material severance pay or benefits under any Company Employee Plan; (ii) accelerate, in any material respect, the time of payment or vesting of any compensation or equity-based award; (iii) trigger any funding (through a grantor trust or otherwise) of compensation or benefits under any Company Employee Plan; or (iv) trigger any material payment, materially increase the amount payable or trigger any other material obligation pursuant to any Company Employee Plan.

(e)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would (either alone or in conjunction with any other event) give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 280G of the Code.

(f)          There is no Contract, agreement, plan or arrangement which requires the Company or any of its Subsidiaries to pay a Tax gross-up or reimbursement payment to any Person, including without limitation, with respect to any Tax-related payments under Section 409A of the Code or Section 280G or 4999 of the Code.

(g)          Except as set forth on Part 4.16(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or its Subsidiaries except as required to comply with Section 4980B of the Code or any similar state law provision.

Section 4.17         Labor and Employment Matters.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all federal, state, and foreign Applicable Laws respecting employment and employment practices and wages and hours, including, to the extent applicable, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and state anti-discrimination laws and (ii) there are no arrearages in the payment of wages. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, (A) the Company is not involved in any audits or investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of the Company and (B) no written complaints relating to employment practices of the Company are pending before any Governmental Authority.

35

(b)          Except as set forth on Part 4.17(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company is a party to, or otherwise bound by, any collective bargaining agreement, contract or other agreement or understanding or relationship with a labor union or labor organization (collectively, “Union Agreements”). except for national collective agreements outside of the United States in the ordinary course of business. As of the date hereof, and during the one year period prior to the date hereof, to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company is or has been subject to any charge, demand, petition or representation Proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor is there or has there been pending or threatened in writing, any material labor strike or lockout involving the Company or any Subsidiary of the Company.

Section 4.18         Insurance. Part 4.18 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic policies still in force (the “Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) all Insurance Policies are in full force and effect and all premiums due and payable thereon have been paid; (b) neither the Company nor any of its Subsidiaries is, and there is no event which, with the giving of notice of lapse of time or both, would reasonably be expected to result, in breach of or default under any of such Insurance Policies; (c) the Company and each of its Subsidiaries is covered by valid and effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are in a form and amount which the Company reasonably believes is adequate for the operation of its and its Subsidiaries’ business and cover against the risks normally insured against by entities in the same or similar lines of business and locations in which the Company operates; and (d) during the past three years, the Company has not received any notice of termination or cancelation or denial of coverage with respect to any insurance policy.

Section 4.19         Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)          the Company and its Subsidiaries are, and for the past three years have been, in compliance with all Environmental Laws;

(b)          the Company and its Subsidiaries hold all Environmental Permits required for the operation of the business of the Company and its Subsidiaries as currently conducted and are in compliance with the terms and conditions of such Environmental Permits;

36

(c)          no writs, injunctions, decrees, orders or judgments to which the Company or any of its Subsidiaries is a party are outstanding, and no Proceeding or written notice is pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to the compliance of the Company or any of its Subsidiaries with, or the liability of the Company or any of its Subsidiaries under, any Environmental Laws;

(d)          to the Knowledge of the Company, no Hazardous Substance has been released or disposed of by the Company or its Subsidiaries at, under, or from any properties currently or formerly owned, leased or operated by the Company or its Subsidiaries in an amount or manner that would reasonably be expected to result in liability to the Company or any of its Subsidiaries under Environmental Law;

(e)          neither the Company nor any of its Subsidiaries is a party to any Contract pursuant to which it is obligated to indemnify any other person with respect to, or be responsible for any violation of or liability pursuant to, any Environmental Law; and

(f)          the Company has Made Available to Parent a copy of all material environmental assessment and compliance audit reports (including without limitation Phase I and II environmental assessments) relating to the material operations and properties of the Company and its Subsidiaries in the possession of the Company.

Section 4.20         Intellectual Property.

(a)          Part 4.20(a) of the Company Disclosure Schedule contains a complete and accurate list of all Patents, registered Marks, pending applications to register Marks and registered Copyrights and pending applications to register Copyrights (“Registered IP”), specifying the registered (and if different, beneficial) owner and filing particulars for each item, in each such case that are included or purported to be included in the Company Intellectual Property Assets. The Company and its Subsidiaries own the Company Intellectual Property Assets required to be listed on Part 4.20(a) of the Company Disclosure Schedule free and clear of all Liens, other than Permitted Liens, or except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Except as set forth on Part 4.20(b) of the Company Disclosure Schedule, all (i) Patents, Marks and Copyrights owned by the Company and its Subsidiaries that are issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world and (ii) Exclusively Licensed Registered IP, to the extent the Company or any Subsidiary of the Company is responsible for the prosecution or maintenance of such Exclusively Licensed Registered IP or the costs thereof (together with the Intellectual Property Assets described in subsection (i), the “Company Managed IP”), have been duly maintained (including the payment of maintenance and similar fees) and are not expired, canceled or abandoned, and to the extent issued or registered are, to the Knowledge of the Company, valid and enforceable, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

37

(c)          The Company has prepared or is considering filing Patent applications for potentially patentable inventions within the Company Intellectual Property Assets in a manner and within a sufficient time period to avoid statutory disqualification of any potential Patent application, except, where in the exercise of reasonable business judgment, the Company has decided not to file a Patent application on a potentially patentable invention.

(d)          Since the date three years immediately prior to the date hereof, there have been no legal disputes or claims pending, or, to the Knowledge of the Company, threatened in writing alleging infringement, dilution, misappropriation or other violation of any Intellectual Property Assets of any Person (“Third Party Rights”) by the Company or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)          To the Knowledge of the Company, the use of the Company Intellectual Property Assets in the operation of the business of the Company and its Subsidiaries as currently conducted and as it has been conducted, does not infringe, dilute, misappropriate or otherwise violate (and has not infringed, diluted, misappropriated or otherwise violated) any Third Party Right, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)          To the Knowledge of the Company, there is no infringement, dilution, misappropriation or other violation by any Person of any of the Company Managed IP or any other Company Intellectual Property Assets, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)          The Company and its Subsidiaries have taken reasonable security measures to protect the confidentiality of Trade Secrets and other confidential information included in the Company Intellectual Property Assets or Licensed Company IP. To the Knowledge of the Company, there has been no unauthorized use or disclosure of such Trade Secrets and other confidential information. Each current and former employee, officer and consultant who is or was involved in the creation or development of any material Intellectual Property Assets by or on behalf of the Company or its Subsidiaries has signed a valid, enforceable agreement assigning the applicable Intellectual Property Assets to the Company or one of its Subsidiaries.

(h)          To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to create any material Intellectual Property Assets (i) that are purported to be owned by the Company or its Subsidiaries, or (ii) that were created by the Company or its Subsidiaries for a Third Party, except, in each case, for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or institution obtaining any rights of ownership or use of such Intellectual Property Assets (except in the case of (ii) as may have been agreed between such Governmental Authority or institution and the relevant Third Party).

38

(i)          For purposes of this Agreement:

(i)          “Company Intellectual Property Assets” means all material Intellectual Property Assets owned by the Company and its Subsidiaries.

(ii)         “Intellectual Property Assets” means all intellectual property rights, including:

(A)         patents and patent applications and rights to claim priority with respect to patents, and any and all divisionals, continuations, continuations-in-part, reissues, reexaminations, extensions and counterparts thereof, (collectively, “Patents”);

(B)         trade names, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration (collectively, “Marks”);

(C)         copyrights in both published and unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications (collectively, “Copyrights”); and

(D)         rights under applicable U.S. state and federal trade secret laws and under corresponding foreign statutory and common law, as are applicable in know-how and confidential information, including inventions, discoveries and invention disclosures, ideas, research in progress, algorithms, data, databases, data collections, technologies, tools, methods, designs, processes, formulae, schematics, blueprints, flow charts, models, strategies and prototypes(collectively, “Trade Secrets”).

Section 4.21         Properties.

(a)          Part 4.21(a) of the Company Disclosure Schedule contains a true and complete list, in all material respects, of the addresses of all real property owned by the Company and its Subsidiaries (collectively, the “Owned Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries have good and marketable fee title, or the local equivalent, to the Owned Real Property, and valid leasehold or subleasehold interest in all real property purported to be leased or subleased by it in the Company SEC Documents (the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”), in each case, free and clear of all Liens (other than Permitted Liens), and all easement or other rights, to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted; and (b) there are no outstanding purchase options or rights of first refusal or other contractual rights or obligations to sell, lease, sublease or assign any of the Real Property.

39

(b)          Except as set forth in Part 4.21(b) of the Company Disclosure Schedule, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries currently lease, license, or otherwise permit the use or occupancy of all or any part of the Real Property by any Person (other than the Company or one of its Subsidiaries), and (ii) neither the Company nor any of its Subsidiaries has received written notice of any pending, and, to the Knowledge of the Company, there is no threatened, condemnation, expropriation or eminent domain proceeding with respect to any of the Real Property.

Section 4.22         Data Privacy. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are and have been in compliance with all Applicable Laws, the Company’s and its Subsidiaries’ privacy policies and the requirements of any contract or codes of conduct to which the Company or its Subsidiary is a party, in each case in connection with the Company’s and its Subsidiaries’ collection, storage, transfer and/or use of any personally identifiable information from any individuals, including any customers, prospective customers, employees and/or other Third Parties (collectively “Personal Information”), (ii) the Company and its Subsidiaries have commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by them or on their behalf from and against unauthorized access, use and/or disclosure and (iii) the Company and its Subsidiaries are and have been in compliance with all Applicable Laws relating to data loss, theft and breach of security notification obligations.

Section 4.23         Brokers’ Fees. Except for the Company Financial Advisor, there are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Company or any of its Subsidiaries who are entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement. Prior to the execution of this Agreement, the Company has provided to Parent, true and correct copies of all Contracts between the Company or any of its Subsidiaries, on one hand, and the Company Financial Advisor, on the other hand, related the Merger and the other transactions contemplated by this Agreement.

Section 4.24         Opinion of Financial Advisor. The Special Committee of the Company Board has received the opinion of Company Financial Advisor, dated as of the date the Special Committee recommended that the Company Board approve this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other matters considered in connection with rendering of such opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent and their respective affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion shall be provided to Parent promptly following receipt thereof by the Company, for information purposes only.

Section 4.25         Compliance with Health Care Laws.

(a)          Except as set forth on Part 4.25(a) of the Company Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is and, during the past three years, has been, in compliance with the terms of its Governmental Authorizations and all Applicable Laws related to health care matters including those laws related to: (i) the regulation of active pharmaceutical and other ingredients, drugs, biological products and devices, including the Federal Food, Drug, and Cosmetic Act, as amended, and comparable foreign laws (including as to data integrity, good manufacturing practices, good clinical practices and good laboratory practices), (ii) fraud and abuse, false claims, anti-kickback, and physician self-referral laws, including those that apply to all payors, and (iii) the regulations promulgated pursuant to such laws, each as amended from time to time (collectively, “Health Care Laws”).

40

(b)          During the past three years, neither the Company nor any of its Subsidiaries has received any notice, warning letter, untitled letter or other regulatory communication from any Governmental Authority of any noncompliance by, or liability of, the Company or its Subsidiaries under any Health Care Law that is still unresolved or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Part 4.25(b) of the Company Disclosure Schedule, during the past three years, none of the Company, its Subsidiaries, nor their respective directors, officers, employees and, to the Knowledge of the Company, agents, has been debarred, disqualified, suspended, or excluded from participation in any foreign, federal or state health care program or governmental program or under any Health Care Law.

(c)          During the past three years, no product or ingredient with which the Company or any Subsidiary has manufactured is under consideration by the Company, any Subsidiary, customers or by any Governmental Authority for, a recall, withdrawal, suspension, seizure or discontinuation, or has been recalled, withdrawn, suspended, seized or discontinued by the Company, any Subsidiary or their respective customers in any part of the world (whether voluntarily or otherwise). No proceedings in any part of the world (whether completed, existing, pending or threatened) seeking the recall, withdrawal, suspension, seizure or discontinuance of any product with which the Company or any Subsidiary works or has worked are pending against the Company or any of the Subsidiaries (or to the Knowledge of the Company, their respective customers).

Section 4.26         Related Party Transactions. Except for compensation or other employment arrangements in the ordinary course of business, and as set forth on Part 4.26 of the Company Disclosure Schedule, as of the date hereof there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

Section 4.27         Customers and Suppliers. Part 4.27 of the Company Disclosure Schedule sets forth a complete and accurate list of the names of (a) the twenty (20) largest customers (by revenue) of the Company and its Subsidiaries (on a consolidated basis) for the most recently completed fiscal year, showing the aggregate total sales to each such customer during each such period and (b) the ten (10) largest suppliers (by dollar value of total purchases) of the Company and its Subsidiaries (on a consolidated basis) for the most recently completed fiscal year showing the aggregate total purchases from each such supplier during each such period. Since the Company Balance Sheet Date, there has not been (i) any material adverse change in the business relationship of the Company and any customer or supplier required to be listed in Part 4.27 of the Company Disclosure Schedule, or (ii) any material adverse change in any material term of the agreements or related arrangements with any customer or supplier required to be listed in Part 4.27 of the Company Disclosure Schedule.

41

Article 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that:

Section 5.01         Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation and has all corporate powers required to carry on its business as now conducted.

Section 5.02         Corporate Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

Section 5.03         Governmental Authorization.

(a)          The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority or any other Person, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of (x) the HSR Act and (y) any other Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          As of the date hereof, neither Parent nor Merger Sub is aware of any fact or circumstance relating to its or any of its Affiliates’ (including any portfolio company Affiliate) respective businesses, assets, liabilities, operations or legal status that would reasonably be expected to impair the ability of the parties to obtain, on a timely basis, any expiration of any waiting period or any authorization, consent, order, declaration or approval of any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement, or that would reasonably be expected to cause any Governmental Authority to seek to enact, adopt or obtain any Applicable Law or Order blocking or otherwise relating to the Merger or the other transactions contemplated hereby or imposing upon any of the parties hereto any conditions with respect to the Merger or the other transactions contemplated hereby.

42

Section 5.04         Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both) (a) result in any violation or breach of any provision of the certificate of incorporation or bylaws (or similar governing documents) of Parent or the certificate of incorporation or bylaws of Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, result in a violation or breach of any provision of any Applicable Law or Order with respect to Parent or Merger Sub or any of their respective properties or assets, or (c) require any consent or approval under, violate, result in any breach of or default or give to others any right of termination of any Contract to which Parent, Merger Sub or any other Subsidiary of Parent is a party, or by which any of their respective properties or assets are bound, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05         Capitalization and Operation of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Closing Date will be, owned, directly or indirectly, by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Closing Date will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

Section 5.06         No Vote of Parent Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Merger or the other transactions contemplated by this Agreement. The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 5.07         Litigation. As of the date hereof, there is no Proceeding pending against or, to the knowledge of Parent, threatened in writing against or affecting, Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

43

Section 5.08         Available Funds. Parent has delivered to the Company true, correct and complete copies, as of the date hereof, of (i) fully executed Equity Commitment Letters from the Guarantors to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”), and (ii) a fully executed commitment letter (together with all exhibits, schedules, and annexes thereto) and (subject to redactions of fee amounts, pricing caps and certain economic terms of the pricing flex, so long as such redaction does not cover terms that could adversely affect the conditionality, amount, availability or termination of the Debt Financing) fee letter from the Debt Financing Sources identified therein (together, the “Debt Commitment Letter” and, together with the Equity Commitment Letters, the “Financing Commitment Letters”) to provide, on the terms and subject only to the conditions expressly stated therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date hereof, none of the Financing Commitment Letters has been withdrawn, terminated, repudiated, rescinded, amended or modified, no terms thereunder have been waived, and, to the knowledge of Parent, no such withdrawal, termination, repudiation, rescission, amendment, modification or waiver is contemplated. Parent or Merger Sub has fully paid any and all commitment fees or other fees payable on or prior to the date hereof in connection with the Financing Commitment Letters. Assuming (i) the Financing is funded in accordance with the Equity Commitment Letters and the Debt Commitment Letter, as applicable, the net proceeds contemplated by the Equity Commitment Letters and the Debt Commitment Letter (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letter) will, in the aggregate be sufficient for Parent and Merger Sub and the Surviving Corporation to pay all amounts required to be paid in connection with the Merger and the transactions contemplated in this Agreement and Financing Commitment Letters, including, without limitation, payment of the Aggregate Merger Consideration, repayment or refinancing of debt of the Company and its Subsidiaries contemplated by this Agreement or the Debt Commitment Letter, and payment of any other fees and expenses and payment obligations required to be paid or satisfied by Parent or Merger Sub on or prior to the Closing Date in connection with the transactions contemplated by this Agreement and the Financing (the “Required Amount”), assuming the satisfaction of the conditions set forth in Section 7.02(a) and Section 7.02(b) on the Closing Date. The Financing Commitment Letters are, as to Parent, Merger Sub and the other parties thereto, enforceable against Parent and Merger Sub and, to the knowledge of Parent, each of the other parties thereto, in accordance with their terms, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Applicable Laws affecting creditors’ rights generally and by general principles of equity. As of the date hereof, the Financing Commitment Letters are in full force and effect and no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under any of the Financing Commitment Letters. Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 on the Closing Date, as of the date hereof, Parent does not have any reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letter) that any of the conditions to the funding of the full amount of the Financing will not be satisfied on a timely basis or that the full amount of the Financing will not be available to Parent or Merger Sub on the date of the Closing. As of the date hereof, the Financing Commitment Letters contain all of the conditions precedent and other conditions to the obligations of the parties thereunder to make the full amount of the Financing available to Parent on the terms therein. There are no side letters or other agreements, arrangements or understandings (other than with respect to an alternative financing consistent with the provisions of Section 6.17(b)) that could affect the availability of the Financing on the Closing Date to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the Required Amount other than as expressly set forth in the Financing Commitment Letters. The Equity Commitment Letters provide, and will continue to provide, that the Company is a third party beneficiary thereof as set forth therein. The obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s, their respective Affiliates’ or any other Person’s (including, for the avoidance of doubt, the Company’s or any Subsidiary of the Company’s) ability to obtain the Financing.

44

Section 5.09         Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the transactions contemplated by this Agreement, including the Financing and the payment of the Aggregate Merger Consideration, (b) any repayment or refinancing of debt contemplated in this Agreement or the Financing Commitment Letters, (c) the accuracy of the representations and warranties of the Company set forth in Article 4 hereof, (d) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, (e) payment of all related fees and expenses, (f) compliance with the Company’s obligations in this Agreement and satisfaction of the conditions set forth in Section 7.01 and Section 7.02 on the Closing Date and (g) any estimates, projections or forecasts of the Company and its Subsidiaries furnished to Parent or its Affiliates or Representatives have been prepared by them in good faith based upon assumptions that were and continue to be reasonable, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (x) the amount of the present “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (y) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (z) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.10         Guarantee. Parent has furnished the Company with a duly executed, true, complete and correct copy of the Guarantees. Each Guarantee is in full force and effect. Each Guarantee is (i) a legal, valid and binding obligation of the applicable Guarantor and (ii) enforceable in accordance with its respective terms against such Guarantor, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. There is no breach or default under any Guarantee by the applicable Guarantor, and no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) thereunder by such Guarantor.

45

Section 5.11         Absence of Certain Agreements. As of the date hereof, neither Parent, Merger Sub nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Company would be entitled to receive, in respect of any share of Company Common Stock, consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (ii) pursuant to which any stockholder of the Company or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent or Merger Sub in connection with the transactions contemplated by this Agreement. As of the date hereof, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Parent, Merger Sub, the Guarantor or any of their respective Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement. As of the date hereof, none of Parent, Merger Sub, the Guarantor has entered into any Contract with any Person prohibiting such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Company or any of its Subsidiaries in connection with the Merger, other than Contracts with any Debt Financing Sources in effect on the date hereof, true, correct and complete copies of which have been provided to Parent on the date hereof.

Section 5.12         Stock Ownership. Neither Parent nor Merger Sub owns any shares of capital stock of the Company. None of Parent, Merger Sub nor any of their respective Affiliates is an “interested stockholder” of the Company as defined in Section 203(c) of the DGCL.

Section 5.13         Brokers’ Fees. There is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission for which the Company could be responsible in connection with the Merger and the other transactions contemplated by this Agreement, other than those that become payable by the Surviving Corporation following the consummation of the Merger.

Article 6
COVENANTS

Section 6.01         Conduct of the Company. Except for matters (i) expressly permitted or expressly contemplated by this Agreement, (ii) set forth on Schedule 6.01, (iii) required by Applicable Law or the rules or regulations of Nasdaq, or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of (a) the Effective Time and (b) the termination of this Agreement in accordance with Article 8 hereof, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in the ordinary course, consistent with past practice, and to the extent consistent therewith, use its commercially reasonable efforts to preserve substantially intact its and its Subsidiaries’ business organization and keep available the services of its and its Subsidiaries’ current officers and employees, and to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, Governmental Authorities, employees and other Persons having business relationships with it and (y) without limiting the generality of the foregoing, the Company shall not, and shall cause each of its Subsidiaries not to:

46

(a)          amend the Company’s certificate of incorporation or bylaws, or amend any certificate of incorporation or bylaws, or other comparable charter or organizational documents, of any of the Company’s Subsidiaries;

(b)          (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any Equity Interests of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent, (ii) split, combine or reclassify or otherwise amend the terms of any Equity Interests of the Company or any of its Subsidiaries, (iii) except as otherwise provided in Section 6.01(c), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, Equity Interests of the Company or any of its Subsidiaries, or (iv) purchase, redeem or otherwise acquire or offer to purchase, redeem or acquire any Company Securities, except for acquisitions of shares of Company Common Stock by the Company in satisfaction by holders of Company Equity Awards of the applicable exercise price and/or withholding taxes or in accordance with the terms of the ESPP;

(c)          issue, deliver, transfer, dispose of, sell or grant any Company Securities or any Equity Interests of any Subsidiary of the Company, other than (i) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or pursuant to the terms of Company RSU Awards or Company PSU Awards that are outstanding on the date hereof, in each case in accordance with the applicable Company Equity Award’s terms as in effect on the date hereof, (ii) the issuance of shares of Company Common Stock in connection with the exercise of and pursuant to the terms of the Warrants, (iii) grants or awards of Company Securities required to be made pursuant to the terms of existing employment or other compensation agreements or arrangements in effect as of the date hereof set forth on Part 6.01(c) of the Company Disclosure Schedule (in each case, up to the maximum number set forth in Part 6.01(c) of the Company Disclosure Schedule), (iv) the issuance of shares of Company Common Stock in connection with the current Offering under the ESPP or (v) the issuance of Equity Interests of a Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(d)          merge or consolidate with any Person, dissolve, liquidate, restructure or recapitalize or adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial merger, consolidation, liquidation, dissolution, restructuring or recapitalization of the Company or any of its Subsidiaries;

(e)          (i) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the current and former employees and directors of the Company and its Subsidiaries, except for (A) increases required to be made pursuant to the terms of existing employment or other compensation agreements or arrangements in effect as of the date hereof, (B) increases made in the ordinary course of business consistent with past practice with respect to non-executive officer employees and not in excess of 3% of employee base salaries in the aggregate, or (C) increases required under the existing terms of any Company Employee Plan or under Applicable Law; (ii) grant or increase any severance or termination pay to the Company’s or its Subsidiaries’ directors (in such individual’s capacity as a director), employees, independent contractors or senior management outside of the ordinary course of business consistent with past practice; (iii) establish, adopt, amend, enter into or terminate any Company Employee Plan (including any plan, agreement or arrangement that would be a Company Employee Plan if in effect on the date hereof), except for actions taken in the ordinary course of business consistent with past practice that, in the aggregate, do not result in material liability to the Company and its Subsidiaries taken as a whole; or (iv) take any action to accelerate the vesting, payment or funding of compensation or benefits under a Company Employee Plan or otherwise, except for (A) actions required by any existing agreement with any employee, or (B) actions taken in the ordinary course of business consistent with past practice with respect to non-executive officer employees that, in the aggregate, do not result in material liability to the Company and its Subsidiaries taken as a whole;

47

(f)          acquire or commit to acquire any business, assets, real property or Equity Interests of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), other than acquisitions of inventory, supplies, Intellectual Property Assets, raw materials, equipment or similar assets in the ordinary course of business consistent with past practice;

(g)          sell, lease, sublease, license, pledge, transfer, assign, subject to any Lien, place in the public domain, abandon, permit to lapse or otherwise dispose of any material Company Intellectual Property Assets, material assets or material properties except (i) pursuant to Contracts or commitments existing as of the date hereof, (ii) non-exclusive licenses of Company Intellectual Property Assets to customers, contractors, distributors, resellers, partners or suppliers of the Company and its Subsidiaries in the ordinary course of business consistent with past practice, (iii) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (iv) Permitted Liens, or (v) relating to the co-development of generic drug products in the ordinary course of business, with one or more Third Parties, pursuant to which the Company provides development services and supply of product, through a profit sharing arrangement;

(h)          agree to any exclusivity, non-competition or similar provision or covenant restricting the Company or any of its Subsidiaries from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Parent or any of its Affiliates after the Effective Time, except in each case, in connection with Contracts entered into with customers, contractors, distributors, resellers, partners or suppliers of the Company and its Subsidiaries or similar arrangements, made (x) in the ordinary course of business consistent with past practice and (y) on terms substantially similar to any such restrictions existing on the date of this Agreement;

(i)          change any of the accounting methods used by the Company materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

48

(j)          except for borrowings under the Company’s current credit facilities, and capital leases in the ordinary course of business and except for intercompany loans, guarantees, advance or capital contribution among the Company and any of its directly and indirectly wholly-owned Subsidiaries in the ordinary course of business, consistent with past practices, (i) incur, issue, or otherwise become liable for any additional Indebtedness in the aggregate in excess of $1,000,000, (ii) modify in any material respect the terms of any material Indebtedness existing as of the date hereof, (iii) assume, guarantee or endorse the obligations of any Person (other than a wholly-owned Subsidiary of the Company), or (iv) make any loan, advance or capital contribution to any Person in excess of $1,000,000 in the aggregate, other than capital contributions and loans to any wholly-owned Subsidiary in the ordinary course of business, consistent with past practices, and extensions of trade credit in the ordinary course of business;

(k)          take any action (other than consummation of the Merger) that would or would reasonably be expected to result in an adjustment to the Conversion Rate (as defined in and pursuant to the Indenture) for the Convertible Notes;

(l)          enter into, amend in any material respect, terminate, renew or waive any material rights under any Material Contract, or any Contract that would have been a Material Contract if it had been entered into prior to the date hereof, other than Contracts or amendments, terminations, renewals or waivers thereof, (i) entered into in the ordinary course of business consistent with past practice and (ii) which are not Contracts of the type described in clauses (ix), (x), (xi) or (xii) of Section 4.14(a);

(m)          make or change any material Tax election, settle or compromise any material Tax claim or proceeding, change any material method of Tax accounting, enter into any material Tax sharing or closing agreement, or consent to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment;

(n)          make, authorize or enter into any Contract requiring the Company to make or authorize any capital expenditure (or series of capital expenditures) in excess of $2,500,000 in the aggregate for fiscal year 2017 other than as contemplated by the fiscal 2017 capital expenditure budget of the Company and its Subsidiaries set forth in Schedule 6.01(n), provided that the Company may substitute any items included in such budget with alternative capital expenditures provided that the overall amount shall not exceed the total set forth therein;

(o)          institute, settle or compromise any Proceedings, other than (i) any Proceeding brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, or (ii) the settlement of claims, liabilities or obligations (A) reserved against on the most recent balance sheet of the Company included in the Company SEC Documents or (B) involving payments of less than $1,000,000 individually or $2,500,000 in the aggregate; provided that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Proceeding which settlement involves (x) payment or other consideration (in cash or other assets) by the Company or any of its Subsidiaries in excess of such amounts or (y) a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(p)          hire or terminate (other than for cause) any executive officer (as such term is defined in Section 16 of the Exchange Act);

49

(q)          amend or terminate the ESPP, other than as provided by Section 2.06(f);

(r)          enter into any material new line of business; or

(s)          authorize, commit or agree to take any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time. In addition, notwithstanding the foregoing, nothing in Section 6.01(a), (b), (c), (d), (f), (g), (j), (l) or (s) (as it relates to any of the foregoing) shall restrict the Company and its Subsidiaries from, or require the consent of Parent prior to, engaging in any transaction or entering into any agreement (i) exclusively among the Company and its Subsidiaries in the ordinary course of business consistent with past practice or (ii) in respect of interest rate protection, commodity or currency hedge, swaps, puts, calls, options or similar derivative products in the ordinary course of business consistent with past practice.

Section 6.02         Unsolicited Proposals.

(a)          Until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.01, beginning on the date hereof:

(i)          the Company shall not, nor shall the Company permit any of its Subsidiaries to, nor shall the Company authorize or knowingly permit any of its Representatives or any of its Subsidiary’s Representatives to, directly or indirectly (other than with respect to Parent and Merger Sub), (A) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding an Acquisition Proposal, or furnish to any Third Party information or provide to any Third Party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case, relating in any way to, or for the purpose of encouraging or facilitating, or that could reasonably be expected to lead to, an Acquisition Proposal or (C) enter into any letter of intent, agreement, Contract, commitment or agreement in principle with respect to an Acquisition Proposal or enter into any agreement, Contract or commitment requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (an “Alternative Acquisition Agreement”) or (D) resolve, propose or agree to do any of the foregoing; and

(ii)         the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, immediately cease and terminate any existing discussions or negotiations with any Third Party theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal (including terminating access to any on-line data room), and promptly following the date hereof, the Company shall request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such Third Party be returned or destroyed in accordance with the applicable confidentiality agreement.

50

(b)          Notwithstanding anything to the contrary contained in this Agreement, but subject to the Company’s compliance in all material respects with Section 6.02(a), if, at any time on or after the date hereof, but prior to the Stockholder Approval, (i) the Company receives a written bona fide Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not result from a material breach of this Section 6.02 and (iii) the Company Board or the Special Committee determines in good faith, after consultation with the Company Financial Advisor and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal, then if, but only if, the Company Board or the Special Committee determines in good faith after consultation with the Company Financial Advisor and outside legal counsel that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Company may, after entering into an Acceptable Confidentiality Agreement with such Third Party, (A) furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations (including by entering into an Acceptable Confidentiality Agreement with such Third Party for the purpose of receiving non-public information relating to such Third Party); provided, however, that the Company (1) will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement, (2) will promptly (and in any event within 24 hours) provide to Parent (x) written notice of the determination of the Company Board or the Special Committee described above, (y) a copy of the Acceptable Confidentiality Agreement, entered into by the Company with such Third Party and (z) any material non-public information concerning the Company or its Subsidiaries provided to such Third Party, which was not previously provided to Parent, and (3) will not, and will not permit its Subsidiaries to, enter into any confidentiality or other agreement with any Person that could limit or delay the ability of the Company or any of its Subsidiaries to provide any information to Parent in accordance with this Section 6.02. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may (x) following the receipt of an Acquisition Proposal from a Third Party, contact such Third Party in order to clarify and understand the terms and conditions of an Acquisition Proposal made by such Third Party so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and (y) direct any Persons to this Agreement, including the specific provisions of this Section 6.02. Notwithstanding the foregoing, the Company shall not, and shall cause its Subsidiaries and its and their respective Representatives to not, provide any commercially sensitive non-public information to any competitor in connection with the actions permitted by this Section 6.02(b), except in a manner consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Acquisition Proposals prior to the date of this Agreement and subject to limitations no less restrictive to the Third Party in the aggregate than those placed on Parent, Merger Sub and/or their Representatives with respect to such information in connection with the transactions contemplated hereby.

51

(c)          From and after the date hereof, the Company shall as promptly as practicable (and in any event within 24 hours) notify Parent of the Company’s receipt of (i) any Acquisition Proposal or (ii) any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, any request for non-public information that would reasonably be expected to lead to an Acquisition Proposal or any request for discussions or negotiations with, the Company, any of the Company’s Subsidiaries or any of the Company’s Representatives that would reasonably be expected to lead to an Acquisition Proposal, in each case of this clause (ii), from a bona fide potential purchaser of the Company or any of its Subsidiaries (any such inquiry, proposal, offer or request, an “Inquiry”), which notification shall include a copy of the applicable written Acquisition Proposal or other such proposal or offer (or, if oral, the material terms and conditions of such Acquisition Proposal or other such proposal or offer) and the identity of the Third Party making such Acquisition Proposal or Inquiry. The Company shall thereafter keep Parent reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal or Inquiry, and the material terms and conditions thereof in the case of any Acquisition Proposal or other such proposal or offer (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal or other such proposal or offer and the Company (or its Representatives) within 24 hours after receipt thereof.

(d)          The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver or termination of any provision of, any confidentiality, standstill or similar agreement (or any standstill or confidentiality provision of any other contract or agreement) to which any of the Company or any Subsidiary of the Company is a party (a “Standstill Provision”) or any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination,” or other antitakeover Applicable Law (provided, however, that the Company Board or any committee thereof may grant a waiver, release or termination of a Standstill Provision if, but only if, the Company Board or any committee thereof determines in good faith, after consultation with the Company Financial Advisor and outside legal counsel, that failure to provide such waiver, release or termination would reasonably be likely to be inconsistent with its fiduciary duties under Applicable Law), and the Company will use its reasonable best efforts to enforce or cause to be enforced to the fullest extent permitted by Applicable Law each such agreement.

(e)          The Company agrees that in the event any of its Subsidiaries or its or their Representatives takes any action which, if taken by the Company would constitute a breach by the Company of Section 6.02(a), Section 6.02(b) or Section 6.02(d), the Company shall be deemed to be in breach of Section 6.02(a), Section 6.02(b) or Section 6.02(d), as applicable.

Section 6.03         Company Recommendation.

(a)          Subject to Section 6.03(b) and Section 6.03(c), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, or fail to make, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in any manner adverse to the transactions contemplated by this Agreement, Parent or Merger Sub, or otherwise make any public statement or proposal inconsistent with, the Company Recommendation, (ii) approve, adopt or recommend, or publicly propose to adopt or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any Third Party tender offer or exchange offer for the shares of Company Common Stock within ten Business Days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Subsidiary of the Company to execute or enter into any agreement, arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (iv) (or clause (v) solely to the extent related to clauses (i) through (iv)) being referred to as an “Adverse Recommendation Change”).

52

(b)          (i)          Notwithstanding anything in this Agreement to the contrary, including Section 6.03(a), at any time prior to obtaining the Stockholder Approval (and subject to the Company’s or the Company Board’s, as applicable, compliance with Section 6.02, this Section 6.03 and Section 9.04), the Company Board or the Special Committee may, if it determines in good faith (after consultation with the Company Financial Advisor and outside legal counsel), that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under Applicable Law, (A) make an Adverse Recommendation Change as a result of either (1) a Superior Proposal or (2) any fact, event, change, development or circumstance not known or reasonably foreseeable by the Company Board as of the date hereof and not relating to any Acquisition Proposal or Inquiry (such fact, event, change, development, circumstance or consequences thereof, an “Intervening Event”) or (B) cause the Company to terminate this Agreement pursuant to Section 8.01(h) and authorize the Company to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal (which agreement shall be entered into substantially concurrently with such termination), subject in each case to compliance with the terms of paragraph (ii) or (iii) below, as applicable.

(ii)         Notwithstanding the foregoing, (x) no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made as a result of a Superior Proposal and (y) no termination of this Agreement pursuant to Section 8.01(h) may be made, in either case:

(A)         until after the fourth Business Day following written notice from the Company advising Parent that the Company Board or the Special Committee intends to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(h) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, the material terms and conditions of, and the identity of the Third Party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of two Business Days, and compliance with this Section 6.03(b) with respect to such new notice);

(B)         unless during such four Business Day period (or two Business Day period following an amended proposal), the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement, the Guarantees, the Financing Commitment Letters as would permit the Company Board or the Special Committee to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate this Agreement; and

53

(C)         unless, following to the expiration of such four Business Day period (or two Business Day period following an amended proposal), the Company Board or the Special Committee has considered in good faith Parent’s proposal to adjust the terms and conditions of this Agreement, the Guarantees, the Financing Commitment Letters, and the Company Board or the Special Committee determines in good faith (after consultation with the Company Financial Advisor and outside legal counsel) that (x) the failure to make an Adverse Recommendation Change or authorize the termination of this Agreement would be inconsistent with its fiduciary duties under Applicable Law and (y) after taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that the Acquisition Proposal continues to be a Superior Proposal. None of the Company, the Company Board or any committee thereof shall enter into any agreement with any Third Party to limit or not to give prior notice to Parent of its intention to effect an Adverse Recommendation Change or to terminate this Agreement in light of a Superior Proposal.

(iii)        In the case of an Intervening Event, no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made:

(A)         until after the fourth Business Day following written notice from the Company advising Parent that the Company Board or the Special Committee intends to take such action and specifying the material facts underlying the determination by the Company Board or the Special Committee that an Intervening Event has occurred, and the reason for the Adverse Recommendation Change, in reasonable detail (a “Notice of Intervening Event”);

(B)         unless during such four Business Day period, the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to enable Parent to amend this Agreement, the Guarantees, the Financing Commitment Letters in such a manner that permits the Company Board to maintain the Company Recommendation and not make an Adverse Recommendation Change; and

(C)         unless, by the expiration of such four Business Day period, the Company Board or the Special Committee has considered in good faith any amendments to this Agreement, the Guarantees, the Financing Commitment Letters proposed by Parent and has determined in good faith (after consultation with the Company Financial Advisor and outside legal counsel), that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law if such amendments were implemented.

54

The provisions of this Section 6.03(b)(iii) shall also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change shall require a new Notice of Intervening Event and the Company shall be required to comply again with the provisions of this Section 6.03(b)(iii), except that any reference to four Business Days shall instead be to two Business Days.

(c)          Nothing contained in Section 6.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board or the Special Committee, after consultation with outside legal counsel, such disclosure is required by Applicable Law, or (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act, provided that the Company Board shall not recommend that the stockholders of the Company tender their shares in connection with any tender or exchange offer (or otherwise approve or recommend any Acquisition Proposal) or effect an Adverse Recommendation Change, unless, in each case, the applicable requirements of Section 6.03(b) shall have been and continue at the time of such action to be satisfied as to an Adverse Recommendation Change.

Section 6.04         Approval of Merger Agreement.

(a)          As promptly as reasonably practicable (and in any event within twenty (20) Business Days) after the execution of this Agreement, the Company shall prepare a proxy statement in preliminary form for a special meeting of the Company’s stockholders (including any adjournments and postponements thereof, the “Stockholder Meeting”) (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) and file it with the SEC and the Company and Parent shall cooperate with each other in connection with the preparation of the foregoing, including to cause their respective Affiliates, as applicable, to cooperate with the preparation of the foregoing. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the filing thereof, including by using its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement. The Company ,Parent and Merger Sub shall notify the others promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply the others with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate, and shall cause their respective Affiliates to cooperate, with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to Parent, Merger Sub and their respective Affiliates as may be required to be set forth in the Proxy Statement under Applicable Law. Parent shall ensure that such information supplied by it and its Affiliates in writing for inclusion in the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholder Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto), or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall consider Parent’s comments in good faith. The Company shall ensure that the Proxy Statement (i) will not on the date it is first mailed to stockholders of the Company and at the time of the Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC and Nasdaq. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub or their Affiliates for inclusion or incorporation by reference in the Proxy Statement. If, at any time prior to the Stockholder Meeting, the Company, Parent or Merger Sub discovers information provided by it for inclusion in the Proxy Statement has become false or misleading in any material respect, the party hereto which discovers such information shall promptly notify the other parties hereto and the Company shall promptly prepare and file with the SEC an appropriate amendment or supplement to the Proxy Statement and, to the extent required by Applicable Law or the SEC or its staff, disseminate such amendment or supplement to the Company’s stockholders.

55

(b)          As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC for mailing (and in any event within five (5) Business Days after clearance by the SEC), the Company shall cause the Proxy Statement in definitive form to be mailed to the Company’s stockholders. As promptly as reasonably practicable following the mailing of the Proxy Statement to the Company’s stockholders, the Company shall, in accordance with Applicable Law and the Company’s governing documents, convene and hold the Stockholder Meeting for the purpose of considering and taking action upon the matters requiring Stockholder Approval (with the record date and meeting date set in consultation with Parent). Unless the Company Board or the Special Committee has withdrawn the Company Recommendation in compliance with Section 6.03, the Company shall (i) make the Company Recommendation to the stockholders of the Company and include such recommendation in the Proxy Statement, (ii) use its reasonable best efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and (iii) take all other action necessary or advisable to secure the vote of the holders of shares of Company Common Stock required by Applicable Law to effect the Merger. Notwithstanding any provision of this Agreement to the contrary, the Company may adjourn, recess or postpone the Stockholder Meeting solely (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Stockholders Meeting or (ii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting.

56

Section 6.05         Access to Information. Subject to Applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent, the Debt Financing Sources and its and their authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, Tax Returns, Contracts and records.  The foregoing shall not require the Company (a) to provide access to or otherwise make available or furnish any books, Contracts or records if such access would violate a confidentiality, non-disclosure or other similar agreement in effect as of the date hereof, (b) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information would in the good faith judgment of the Company based on advice of counsel jeopardize any attorney-client, work product or other legal privilege or protection (it being agreed that, in the case of clauses (a) and (b), the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection), (c) to provide access to or otherwise make available any information relating to the process conducted by the Company that led to the execution of this Agreement, or (d) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could in the reasonable judgment of the Company based on advice of counsel violate any Applicable Law (it being agreed that, in the case of clause (d), that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such Applicable Law). Notwithstanding anything herein to the contrary, Parent and Merger Sub shall not, and shall cause their respective Representatives acting on their behalf not to, contact any customer, partner, vendor or supplier of the Company in connection with the Merger or any of the other transactions contemplated by this Agreement without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for information made pursuant to this Section 6.05 shall be directed to the executive officer or other Person designated by the Company.  All such information shall be deemed Evaluation Material (as defined in the Confidentiality Agreements) under and be governed by the terms of the Confidentiality Agreements.

Section 6.06         Notice of Certain Events. Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of (i) the occurrence or existence of any fact, event or circumstance that has, (x) with respect to the Company, had or would reasonably be expected have a Company Material Adverse Effect and (y) with respect to Parent or Merger Sub, had or would reasonably be expected to have a Parent Material Adverse Effect, (ii) the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article 7 not being able to be satisfied prior to the End Date, or (iii) any notice or other communication that has been received by the Company from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement. No notification given by any party pursuant to this Section 6.06 shall limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement.

57

Section 6.07         Employee Benefit Plan Matters.

(a)          From and after the Closing Date, with respect to employees of the Company or its Subsidiaries immediately before the Effective Time who continue employment with Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation following the Closing Date (“Continuing Employees”), Parent shall cause the service of each such Continuing Employee to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under each compensation, retirement, vacation, fringe or other welfare benefit plan, program or arrangement of Parent, the Surviving Corporation or any of their Subsidiaries (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company Employee Plan immediately prior to the Closing Date and to the extent such credit would not result in a duplication of benefits. Parent shall assume any and all vacation balances of Continuing Employees, and shall assume all costs and notice obligations incurred in connection with terminations of non-Continuing Employees.

(b)          For a period of not less than 12 months after the Closing Date, Parent shall provide each Continuing Employee with (i) (A) base salary or base hourly rate and (B) cash incentive compensation target opportunity (including commissions but excluding specified performance goals for any cash incentive compensation in respect of any calendar year after the 2017 calendar year), in each case in an amount at least equal to the level that was provided to each such Continuing Employee prior to the Closing Date, and (ii) employee benefits (other than equity awards) that are substantially comparable in the aggregate to those provided to each such Continuing Employee immediately prior to the Closing Date. Parent shall also honor the Company’s annual cash incentive bonus plans in effect for the 2017 calendar year, and shall provide each Continuing Employee with a cash incentive bonus for 2017 which shall be paid consistent with the Company’s prior bonus payment timing, but in no event later than March 15, 2018. Each Person listed on Schedule 6.07(b) shall receive his or her pro-rated target cash bonus with respect to 2017 in connection with and at the Effective Time of the Merger, and the bonus amount payable to such Person following the conclusion of the 2017 fiscal year shall be reduced by any pro-rated target cash bonus paid with respect to 2017 at the Effective Time. In addition, Parent shall (i) assume and honor the terms of the severance agreements listed on Schedule 6.07(b) and provide the severance payments and benefits required thereunder to be provided to any employee of the Company or any of its Subsidiaries, subject to the terms and conditions of such agreements and (ii) for a period of 12 months after the Closing Date, honor the terms of Company’s and its Subsidiaries’ severance policies generally applicable to all employees as in effect as of the Closing Date. Between the date hereof and the Closing Date, the Company may, subject to Parent’s consent, and the Parent and the Company will work in good faith to, implement changes to the Company’s 2017 cash incentive bonus plan for VP and director level employees to be effective as of the Closing Date, which changes will be designed to facilitate the retention of such employees.

58

(c)          From and after the Closing Date, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Continuing Employee is or becomes eligible to participate, Parent shall use reasonable best efforts to cause each such Parent Benefit Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Benefit Plan but, with respect to long-term disability and life insurance benefits and coverage, solely to the extent permitted under the terms and conditions of Parent’s applicable insurance contracts in effect as of the Closing Date; provided, however, that for purposes of clarity, to the extent such benefit coverage includes eligibility conditions based on periods of employment, Section 6.07(a) shall control; and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Benefit Plan in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Employee Plan.

(d)          From and after the Closing Date, Parent shall honor, and shall cause the Surviving Corporation and their respective Subsidiaries to honor, in accordance with its terms, (i) each existing (as of immediately prior to the Effective Time) employment, change in control, retention, severance and termination protection plan, policy or agreement of or between the Company or any of its Subsidiaries and any current or former officer, director or employee of that company to the extent set forth on Schedule 6.07(b), (ii) all obligations in effect as of the Effective Time under any “Merger Bonus Agreement” as defined and set forth in Part 4.16(d) of the Company Disclosure Schedule, (iii) all obligations in effect as of the Effective Time under any bonus or bonus deferral plans, programs or agreements of the Company or its Subsidiaries and (iv) all vested and accrued benefits under any Company Employee Plan. Parent acknowledges that the transaction contemplated hereby shall constitute a “change in control” for purposes of each Company Employee Plan set forth on Schedule 6.07(d) that uses such term.

(e)          Nothing in this Section 6.07 shall be deemed to amend any Parent Benefit Plan or to require Parent, the Surviving Corporation or any of their Affiliates to continue or amend any particular benefit plan before or after the consummation of the transactions contemplated in this Agreement, and any such plan may be amended or terminated in accordance with its terms and Applicable Law. The provisions of this Section 6.07 are for the sole benefit of the parties hereto and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any person (including any Continuing Employee), other than the parties to this Agreement and their respective successors and permitted assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Section 6.07. Nothing contained herein, express or implied is intended to confer upon any Continuing Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(f)          The Surviving Corporation or its Subsidiaries (as applicable) shall continue to abide by the terms of the Union Agreements while such Union Agreements are in effect.

59

Section 6.08         State Takeover Laws. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Applicable Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger, or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to render such anti-takeover Applicable Law inapplicable to the foregoing.

Section 6.09         Obligations of Merger Sub. Subject to the terms and conditions set forth herein, Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby on the terms and conditions set forth in this Agreement.

Section 6.10         Voting of Shares. Parent shall vote any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Stockholder Meeting, and will vote or cause to be voted the shares of Merger Sub held by it or any of its Subsidiaries, as the case may be, in favor of adoption of this Agreement.

Section 6.11         Director and Officer Liability.

(a)          For six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.11(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium. If any such prepaid policies described in this Section 6.11(a) have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

60

(b)          From and after the Effective Time, each of Parent and the Surviving Corporation shall: (i) indemnify and hold harmless each individual who (x) at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company or (y) is listed on Part 6.11(b) of the Company Disclosure Schedule (each such individual in clause (x) or (y), an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this Section 6.11(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any action, suit or other Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under Applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party, the form of which has been Made Available to Parent; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date hereof. Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If Parent or the Surviving Corporation fails to comply with its obligations in this Section 6.11(b) and an Indemnified Party commences a suit which results in a final, non-appealable determination by a court of competent jurisdiction that Parent or the Surviving Corporation failed to comply with such obligation, Parent shall pay such Indemnified Party his or her costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest thereon at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c)          If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

61

(d)          The provisions of this Section 6.11 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by Applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.11); provided, however, that such rights of the Indemnified Parties as third party beneficiaries under this Section 6.11 shall not arise until the Effective Time.

Section 6.12         Reasonable Best Efforts.

(a)          Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and to make all necessary registrations and filings (including filings with Governmental Authorities, if any) and to take such steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Authorities, (ii) using reasonable best efforts to deliver required notices to, and obtain required consents or waivers from, Third Parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b)          In furtherance and not in limitation of the foregoing, each of the Company and Parent (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than five Business Days after the date hereof, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement and shall use reasonable best efforts to promptly secure the expiration or termination of any applicable waiting periods under the HSR Act; (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the U.S. Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) under the HSR Act or by any other Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period; (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Merger and the other transactions contemplated by this Agreement; and (v) promptly take, and cause its Subsidiaries to take, all reasonable actions and steps requested or required by any Governmental Authority as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Authorities of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Merger and the other transactions contemplated by this Agreement; provided that (A) the Company and its Subsidiaries will only be required to take or commit to take any such action, or agree to any such condition or restriction, of the type described in this clause (v) if such action, commitment, agreement, condition or restriction is binding on the Company or its Subsidiaries, only in the event the Closing occurs and (B) neither the Company nor any of its Subsidiaries will take or commit to take any such action of the type described in this clause (v), or agree to any such condition or restriction of the type described in this clause (v), without the prior written consent of Parent.  Parent shall pay all filing fees under the HSR Act and other applicable Antitrust Laws, and the Company shall not be required to pay any fees or other payments to any Governmental Authority (or any other Person) in connection with any filings under the HSR Act or such other filings as may be required under applicable Antitrust Laws in connection with the Merger or the other transactions contemplated by this Agreement.

62

(c)          Without limiting the generality of anything contained in this Section 6.12, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry or Proceeding by any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry or Proceeding; (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Authority to the extent regarding the Merger and the other transactions contemplated by this Agreement, or regarding any such request, inquiry or Proceeding, and provide a copy of all written communications; and (iv) pull and re-file any notice under the HSR Act only if the other parties hereto agree.  Subject to Applicable Law, in advance and to the extent practicable, each of Parent or the Company, as the case may be, will consult the other on all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement and shall incorporate all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that if review of any information would be material in connection with any second request (or similar process) such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties (provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party).  In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request, inquiry or Proceeding in respect of the Merger and the other transactions contemplated by this Agreement, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference (including telephonic) relating to such request, inquiry or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry or Proceeding.

63

(d)          In furtherance and not in limitation of the foregoing, Parent agrees to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties hereto to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis (and in any event no later than three Business Days prior to the End Date), including (i) committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale, license, transfer, assignment or other disposition of assets or businesses of Parent or the Company or their respective Subsidiaries, (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or their respective Subsidiaries and (iii) creating or consenting to create any relationships, ventures, contractual rights, obligations, behavioral undertakings or other arrangements of Parent or the Company or their respective Subsidiaries (and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an Order or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets, by consenting to such action by the Company; provided, however, that any such action may, at the discretion of Parent or the Company, be conditioned upon consummation of the Merger and the other transactions contemplated by this Agreement) (each a “Divestiture Action”) as may be necessary or required, to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order that would otherwise have the effect of preventing consummation of the Merger and the other transactions contemplated by this Agreement, and to ensure that no Governmental Authority with the authority to clear, authorize or otherwise approve consummation of the Merger and the other transactions contemplated by this Agreement, fails to do so on a timely basis and in any event no later than three Business Days prior to the End Date.  Parent and the Company shall cooperate in any proposal, negotiation, or offer to commit and to effect, by consent decree, hold separate order or otherwise, any and all Divestiture Actions or otherwise to offer to take or offer to commit (and if such offer is accepted, commit to and effect) to take any Divestiture Action as may be required to resolve any Governmental Authority’s objections to the Merger and the other transactions contemplated by this Agreement.

(e)          In the event that any Proceeding is commenced challenging the Merger and the other transactions contemplated by this Agreement and such Proceeding seeks, or would reasonably be expected to seek, to prevent consummation of the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub shall use their reasonable best efforts to take any and all action to resolve any such Proceeding and each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest any such Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

(f)          Neither Parent nor Merger Sub shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the Merger and the other transactions contemplated by this Agreement.

64

Section 6.13         Stockholder Litigation. The Company shall as promptly as reasonably practicable (and in any event within two Business Days) notify Parent in writing of, keep Parent reasonably informed of the status of, and shall give Parent the opportunity to participate in the defense and settlement of, any Stockholder Litigation; provided, however, that the Company shall not be permitted to settle (or engage in settlement negotiations concerning) any Stockholder Litigation without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Stockholder Litigation.

Section 6.14         Public Announcements. Parent and the Company shall consult with each other before issuing any press release or making any other public announcements, or scheduling a press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or make any such other public announcement without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed, except (i) as such release or announcement may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association upon which the securities of the Company or Parent, as applicable, are listed, in which case the party required to make the release or announcement shall use reasonable best efforts to consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance and (ii) for statements that (1) are consistent with previous releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party), or (2) relate to an Acquisition Proposal, Superior Proposal, Adverse Recommendation Change or “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.15         Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 6.16         Section 16 Matters. Parent and the Company agree that, in order to most effectively compensate and retain those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Merger, both prior to and after the Effective Time, it is desirable that such Persons not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by Applicable Law in connection with the transactions contemplated by this Agreement and, for that compensatory and retentive purpose, agree to the provisions of this Section 6.16. Promptly after the date hereof and in any event prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of shares of Company Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

65

Section 6.17         Financing.

(a)          Each of Parent and Merger Sub shall use, and shall cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions) described in the Financing Commitment Letters and the fee letter pursuant to the terms thereof (or, with respect to terms applicable to the Debt Financing following the Closing, such other terms as are no less favorable, in the aggregate, to Parent than those set forth in the Debt Commitment Letter and do not conflict with their obligations hereunder), and shall not permit any amendment, supplement or modification to be made to, or any waiver of any provision under, the Financing Commitment Letters if such amendment, supplement, modification, replacement or waiver (A) with respect to the Financing Commitment Letters, reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount or the Debt Financing is otherwise made available to fund such fees or original issue discount and (y) after giving effect to any of the transactions referred to in clause (x) above, the representation and warranty set forth in Section 5.09 shall be true and correct), (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or (C) otherwise expands, amends or modifies any other provision of the Financing Commitment Letters in a manner that would reasonably be expected to (x) delay (taking into account the Marketing Period) or prevent or make less likely the funding of the full amount of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Commitment Letters or the definitive agreements with respect thereto (provided that, subject to compliance with the other provisions of this Section 6.17(a), Parent and Merger Sub may amend the Debt Commitment Letter to (i) add additional lenders, arrangers, bookrunners, agents and other similar entities or (ii) replace such Financing with alternative financing from alternative sources in an amount sufficient to pay the Required Amount (after taking into account consideration cash on hand at the Parent and other available financing (with conditions not less favorable to Parent and Merger Sub than the terms and conditions set forth in the Debt Commitment Letter)). Parent and Merger Sub shall not agree to the withdrawal, termination, repudiation or rescission of any commitment in respect of the Debt Financing without the prior written consent of the Company, and shall not release or consent to the termination of the obligations of the financing sources under the Debt Commitment Letter other than to effect the joinder or addition of financing sources to the Debt Commitment Letter providing replacement commitments in a manner not prohibited by this Section 6.17. Parent shall promptly deliver to the Company copies of any such material amendment, modification or replacement. For purposes of this Section 6.17, references to “Financing” shall include the financing contemplated by the Financing Commitment Letters as permitted to be amended, modified, supplemented or replaced by this Section 6.17(a), references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 6.17(a) and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 6.17(a).

66

(b)          Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms (including the market “flex” provisions) and subject only to the conditions set forth in the Financing Commitment Letters, including using reasonable best efforts (A) to maintain in effect the Financing Commitment Letters, (B) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and subject only to the conditions (including, as necessary, agreeing to any requested changes to the terms thereunder in accordance with any “flex” provisions) contained in the Debt Commitment Letter (or, with respect to terms applicable following the Closing, on such other terms acceptable to Parent and its Debt Financing Sources to the extent such terms do not conflict with their obligations hereunder), (C) to prepare on a timely basis the necessary offering circulars, private placement memoranda, or other offering documents, rating agency materials and other marketing materials with respect to the Debt Financing and to commence on a timely basis the marketing and/or syndication activities contemplated by the Debt Commitment Letter, (D) to satisfy on a timely basis all conditions to funding in the Debt Commitment Letter and such definitive agreements thereto and in the Equity Commitment Letters and to consummate the Financing at or prior to the Closing, including using its reasonable best efforts to cause the lenders and the other Persons committing to fund the Financing to fund the Financing at the Closing, and (E) to enforce its rights under the Financing Commitment Letters. Parent shall keep the Company reasonably informed, in all reasonable detail, of the status of its efforts to arrange and consummate the Debt Financing and of all material developments in respect thereof. Parent shall provide the Company, upon request, with copies of any material definitive documents in respect of the Debt Financing and such other information regarding the Debt Financing and any syndication efforts as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any material breach or default by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of which Parent or Merger Sub become aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Debt Financing Source with respect to any actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of any provisions of the Financing Commitment Letters or definitive agreements related to the Financing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitment Letters or definitive agreements related to the Financing; provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that would result in the waiver of attorney-client or similar privilege if Parent and Merger Sub shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege (it being agreed that Parent or Merger Sub shall give notice to the Company of the fact that it is withholding such information). As soon as reasonably practicable, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence (subject to the proviso and limitations set forth in the immediately preceding sentence) or the status of the Debt Financing. Upon the occurrence of any circumstance referred to in clause (x) or (y) of the second preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund the Aggregate Merger Consideration and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to this Agreement and the Financing, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative debt financing from alternative sources in an amount sufficient to consummate the Merger and the transactions contemplated by this Agreement with terms and conditions not less favorable to Parent and Merger Sub than the terms and conditions set forth in the Debt Commitment Letter and with lenders reasonably satisfactory to Parent and Merger Sub, as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all agreements, arrangements or understandings (including fee letters (subject to redaction consistent with the requirements of Section 5.08)) related to any such alternative Debt Financing. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.

67

(c)          Prior to the Closing Date, the Company shall use its reasonable best efforts to provide, and shall cause each of its Subsidiaries to use their respective reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives to use their respective reasonable best efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing, including (i) upon reasonable notice and at mutually convenient times, causing representatives of senior management of the Company to participate in a reasonable number of meetings and presentations with prospective lenders (but not more than two primary bank meetings), (ii) assistance with the preparation of customary materials for bank information memoranda and similar documents reasonably necessary in connection with the Debt Financing, (iii) furnishing Parent reasonably promptly with the historical and the pro forma financial statements identified in Section 4 and Section 5, respectively of Exhibit D to the Debt Commitment Letter as in effect on the date hereof (subject to the immediately following proviso, the “Required Financial Information”); provided, however, that with respect to the pro forma financial statements described in clause (iii) above, Parent shall have furnished to the Company any and all information to be included in such pro forma financial statements (other than the historical financial statements) as promptly as practicable and in no event later than June 26, 2017, including (1) all information relating to (x) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, fees and expenses relating to the incurrence of such debt and equity financing, for the transactions contemplated hereby, (y) the assumed pro forma capitalization of the Company after giving effect to the Closing, the Financing and the refinancing or repayment of any Indebtedness of the Company and its Subsidiaries in connection therewith and (z) the assumed cost savings, synergies and similar adjustments (if any) for the transactions contemplated hereby, (iv) causing representatives of senior management of the Company to participate in, and assist with, preparation of ratings agency presentations and meetings with rating agencies, (v) causing representatives of senior management of the Company to participate in the negotiation of, and the execution and delivery into escrow of, the agreements, documents and certificates required to consummate the Debt Financing, including to the extent required by the Debt Commitment Letter: a credit agreement, notes, guarantees and security documents contemplated at Closing by the Debt Commitment Letter and customary officer, secretary and a perfection certificates, (vi) using commercially reasonable efforts to take such other actions (on the terms and subject to the limitations and exceptions set forth herein) as are reasonably requested by Parent to assist Parent with the satisfaction by Parent on a timely basis of all conditions precedent to obtaining the Debt Financing, (vii) assisting the Parent, Merger Sub or the Debt Financing Sources in connection with the repayment at (or, at the election of the Company, prior to) Closing of the Specified Indebtedness and the release following repayment thereof of the related Liens, consisting of customary payoff letters (or customary payoff documentation with respect to non-U.S. indebtedness) and (to the extent required) evidence that notice of such repayment and lien release has been timely delivered to the holders (or agents thereof) of such existing Specified Indebtedness, (viii) using commercially reasonable efforts to ensure to the extent practicable that the Debt Financing benefits from the existing lending relationships of the Company and its Subsidiaries, (ix) at least three (3) Business Days prior to the Closing Date (to the extent requested within eight (8) Business Days prior to the Closing Date), delivering all documentation and other information with respect to the Company and its Subsidiaries required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, (x) causing the Company to deliver a solvency certificate, substantially in the form attached to the Debt Commitment letter that is executed by the chief financial officer of the Company (or a senior member of management with equivalent job responsibilities and functions) to the extent accurate in the good faith judgment of such officer; provided, however, that the Company shall not be required to provide, or cause its Subsidiaries or Representatives to provide, cooperation under this Section 6.17 that: (A) unreasonably interferes with the ongoing business of the Company or its Subsidiaries; (B) causes any covenant, representation or warranty in this Agreement to be breached or untrue; (C) causes any closing condition set forth in Article 7 to fail to be satisfied or otherwise causes the breach of this Agreement or of any Contract to which the Company or any of its Subsidiaries is a party; (D) requires the Company or its Subsidiaries or Representatives to incur any obligation or liability (including any commitment fees) in connection with the Debt Financing prior to the Closing, other than in respect of expenses reimbursable pursuant to Section 6.17(e); (E) requires the Company or its Subsidiaries or Representatives or their respective directors, officers, managers or employees to execute and release from escrow, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Debt Financing (other than customary authorization letters with respect to the bank information memoranda) and the directors and managers of the Company or its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained; or (F) requires the Company or its Subsidiaries or Representatives to provide any legal opinion or other opinion of counsel, or any information that would, in its good faith opinion, result in a violation of Applicable Law or loss of attorney-client privilege. In no event shall the Company be required to pay any commitment or other fee or incur any liability (including due to any act or omission by the Company, its Subsidiaries or any of their respective Affiliates or Representatives) or expense, other than liability in respect of expenses reimbursable pursuant to Section 6.17(e), in connection with assisting Parent and Merger Sub in arranging the Debt Financing or as a result of any information provided by the Company, its Subsidiaries or any of their respective Affiliates or Representatives in connection with the Debt Financing.

68

(d)          The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e)          Parent shall reimburse the Company promptly (and in any event within ten (10) Business Days) upon demand for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Company or any of its Subsidiaries or Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.17 or otherwise provided at the request of Parent in connection with the Debt Financing and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives (collectively, the “Financing Indemnitees”) from and against any and all reasonable, out-of-pocket costs and expenses and any and all other losses, damages, claims, judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities suffered or incurred by any of them in connection with the arrangement and consummation of the Debt Financing (including any alternate financing) and any information used in connection therewith (including any violation of the Confidentiality Agreements). This Section 6.17(e) shall survive the consummation of the Merger and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, the officers and directors of the Company and its Subsidiaries and their respective heirs, executors, estates and personal representatives who are each third party beneficiaries of this Section 6.17(e).

Section 6.18         Confidentiality. Parent and the Company hereby acknowledge and agree to continue to be bound by (i) the letter agreement dated as of March 26, 2017 between Carlyle Investment Management L.L.C. and the Company (the “Carlyle Confidentiality Agreement”) and (ii) the letter agreement dated as of March 16, 2015, as amended by the amended thereto dated as of February 25, 2017 between GTCR LLC and the Company (the “GTCR Confidentiality Agreement” and, together with the Carlyle Confidentiality Agreement, the “Confidentiality Agreements”). All information provided by or on behalf of the Company or its Subsidiaries pursuant to this Agreement (including in connection with the Debt Financing) will be kept confidential in accordance with the Confidentiality Agreements, provided, however, that Parent and Merger Sub will be permitted to disclose such information to any Debt Financing Sources or prospective Debt Financing Sources that may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as (a) each such Person agrees for the benefit of the Company to be bound by either Confidentiality Agreement as if a party thereto or (b) is subject to other reasonable confidentiality undertakings customary for the syndicated loan market and of which the Company is a third party beneficiary. The Carlyle Confidentiality Agreement is hereby amended to include, with respect to Carlyle (as defined therein) in the definition of “Representatives” contained therein all of Parent’s Affiliates (other than other portfolio companies of investment funds affiliated with Carlyle Investment Management, L.L.C.) and its and their respective advisors, representatives and all parties to the Financing Commitment Letters and all existing or prospective equity investors, co-investors and Debt Financing Sources. The GTCR Confidentiality Agreement is hereby amended to include in the definition of “Representatives” contained therein GTCR and all of Parent’s Affiliates (other than other portfolio companies of investment funds affiliated with GTCR LLC) and its and their respective advisors, representatives and all parties to the Financing Commitment Letters and all existing or prospective equity investors, co-investors and Debt Financing Sources. The execution of this Agreement shall constitute written consent of the Company pursuant to the Confidentiality Agreements to all actions by Parent and its Affiliates expressly contemplated by this Agreement and in accordance with the terms of this Agreement. Carlyle Investment Management, L.L.C. and GTCR LLC are express third party beneficiaries of the amendments of the Confidentiality Agreements contained in the foregoing sentences. Effective upon, and only upon, the Closing, the Confidentiality Agreements shall terminate.

69

Section 6.19         Director Resignations. Prior to the Closing, the Company shall use its reasonable best efforts to deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors and officers of the Company, which resignations shall be effective at the Effective Time.

Section 6.20         Merger Sub Expenditure; Parent Distributions. From the date hereof until the Effective Time, (i) Parent shall cause Merger Sub to not expend funds other than in connection with the Merger and the transactions contemplated by this Agreement and the payment of related expenses and (ii) Parent shall not declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock.

Section 6.21         Stock Market De-Listing. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take such actions as may be necessary to cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.22         Treatment of Convertible Notes, Note Hedge Instruments and Warrants.

(a)          The Company shall use its commercially reasonable efforts to take all actions required by the Indenture to be performed by the Company prior to the Effective Time as a result of the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, including the giving of any notices or announcements that may be required prior to the Effective Time in connection with the Convertible Notes, the delivery to the Trustee of any certificates, opinions, documents or instruments required to be delivered prior to the Effective Time to the Trustee in connection with such transactions or otherwise required pursuant to the terms of the Indenture. Without limiting the generality of the foregoing, prior to the Effective Time, the Company agrees to (i) deliver the notices required by Sections 14.01(b)(iii) and 15.02(c) of the Indenture and (ii) execute and deliver, at the Effective Time, a supplemental indenture, officer’s certificate and opinion of counsel pursuant to Sections 14.07 and 17.05, as applicable, of the Indenture.

(b)          The Company shall use commercially reasonable efforts to take all actions required by the terms of the applicable Note Hedge Instruments and Warrants prior to the Effective Time as a result of the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, including the giving of any notices to the counterparties that may be required prior to the Effective Time. Upon Parent’s reasonable request, prior to the Effective Time, the Company shall engage in discussions with the counterparties and take other actions reasonably requested by Parent with respect to the termination, settlement, cancellation and/or payment of the Note Hedge Instruments or Warrants in connection with the consummation of the Merger. The Company shall not take any action with respect to the termination, settlement, cancellation and/or payment of the Note Hedge Instruments or Warrants without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

70

(c)          Prior to taking any of the foregoing actions, the Company shall consult with and reasonably cooperate with Parent with respect to the action and the intended manner and form thereof. Parent shall be given a reasonable opportunity to review any notice, announcement, certificate, document, instrument or legal opinion before such document is provided to the Trustee or the counterparty to any Note Hedge Instruments or Warrants, as applicable, and the Company shall give reasonable and good faith consideration to any comments made by Parent. The Company will not make any settlement election under or make any change to the terms of the Indenture, the Note Hedge Instruments or the Warrants without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)          Parent shall reimburse the Company promptly upon demand for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with any actions taken by the Company with respect to the Note Hedge Instruments and Warrants upon the written request of Parent as contemplated by Section 6.22(b) and shall indemnify and hold harmless the Financing Indemnitees from and against any and all losses, damages, claims, judgments, fines, claims, penalties, interest, awards and liabilities and reasonable, out-of-pocket costs and expenses directly or indirectly suffered or incurred by any of them in connection with actions taken by the Company with respect to the Note Hedge Instruments and Warrants upon the written request of Parent as contemplated by Section 6.22(b). This Section 6.22(d) shall survive the consummation of the Merger and the Closing and any termination of this Agreement.

Section 6.23         Company Transaction Expenses. The Company does not anticipate that the Company Transaction Expenses as of the Effective Time will exceed such aggregate amount set forth on Schedule 6.23. Upon the written request of Parent from time to time prior to the Closing Date, the Company shall provide Parent with an updated estimate of the Company Transaction Expenses as of the Effective Time. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide invoices (with final payment amounts and wire instructions) for all Company Transaction Expenses as of the Effective Time.

Section 6.24         FIRPTA Delivery. The Company shall use its reasonable best efforts to deliver to Parent at Closing a certification from the Company prepared pursuant to Treasury Regulations Section 1.1445-2(c) that meets the requirements of Treasury Regulations Section 1.897-2(h) in form reasonably acceptable to Parent along with written authorization to deliver such notice to the Internal Revenue Service on behalf of the Company upon Closing; provided, that the only remedy of Parent and Merger Sub for the Company’s failure to provide such certification or notice shall be to make any applicable withholding consistent with Section 2.08.

71

Section 6.25         Excess Cash. The Company shall deliver to Parent, no later than five (5) Business Days prior to, and no earlier than ten (10) Business Days before, the anticipated Closing Date, a written notice setting forth, as of the close of business on the Business Day immediately preceding the Closing Date, the Company’s good faith estimate of the aggregate cash balances held by the Company and its Subsidiaries (by jurisdiction). The Company will cooperate in good faith with Parent to mutually agree with Parent to use such available cash in excess of $30 million to pay amounts otherwise to be paid by Parent or the Surviving Corporation under Section 2.04 of this Agreement so long as such efforts do not result in the Company or its Subsidiaries incurring a material tax or other material liability; provided that failure of the Company and Parent to mutually agree with respect to the use of such excess available cash shall not be a condition to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by this Agreement, including the Merger, or otherwise affect Parent’s and Merger Sub’s obligations to pay amounts otherwise to be paid by Parent or the Surviving Corporation under Section 2.04 of the Agreement.

Article 7

CONDITIONS TO THE MERGER

Section 7.01         Conditions to the Obligations of Each Party. The obligation of each party hereto to consummate the Merger is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, as of the Closing, of the following conditions:

(a)          the Stockholder Approval shall have been obtained and this Agreement shall have been adopted thereby in accordance with Applicable Law and the Company’s certificate of incorporation and bylaws;

(b)          no Governmental Authority having jurisdiction over any party hereto shall have issued any Order or other action that is in effect (whether temporary, preliminary or permanent), restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Applicable Law shall have been adopted that makes consummation of the Merger illegal, restrained or otherwise prohibited; and

(c)          the applicable waiting period (and any extension thereof, subject to Section 6.12) applicable to the Merger under the HSR Act shall have expired or been terminated, and all consents required under any other Antitrust Law of the jurisdictions set forth on Part 7.01(c) of the Company Disclosure Schedule shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

Section 7.02         Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, as of the Closing, of the following conditions:

72

(a)          (i) Other than the representations and warranties set forth in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.05 (Capitalization), clause (b) of Section 4.09 (Absence of Certain Changes), and Section 4.23 (Brokers’ Fees), the representations and warranties of the Company set forth in Article 4 of this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), and Section 4.23 (Brokers’ Fees) shall be true and correct in all material respects (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (iii) the representations and warranties set forth in Section 4.05 (Capitalization) and clause (b) of Section 4.09 (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except, in the case of Section 4.05 only, for such inaccuracies as are de minimis taken as a whole.

(b)          the Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c)          Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied; and

(d)          since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

Section 7.03         Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, as of the Closing, of the following conditions:

(a)          the representations and warranties of Parent and Merger Sub set forth in Article 5 of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects only as of such earlier date), except in each case for any failure to be so true and correct as of such particular date that would not, individually or in the aggregate, prevent the Merger or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement;

(b)          Parent and Merger Sub shall each have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing; and

(c)          the Company shall have received at the Closing a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

73

Section 7.04         Frustration of Closing Conditions. Neither Parent nor Merger Sub, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied (or to be able to be satisfied) to excuse it from its obligation to effect the Merger if such failure (or inability to be satisfied) was caused by such party’s intentional and material failure to comply with or perform its obligations under this Agreement.

Article 8
TERMINATION

Section 8.01         Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a)          by mutual written agreement of the Company and Parent (notwithstanding any approval of this Agreement by the stockholders of the Company);

(b)          by either Parent or the Company, upon written notice to the other party, if the Closing has not occurred on or before December 5, 2017 (the “End Date”) (notwithstanding any approval of this Agreement by the stockholders of the Company); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to (i) Parent, if the Company has the right to terminate this Agreement pursuant to Section 8.01(f) or (ii) the Company, if Parent has the right to terminate this Agreement pursuant to Section 8.01(e);

(c)          by either Parent or the Company, upon written notice to the other party, if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable Order or enacted any Applicable Law permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement (notwithstanding any approval of this Agreement by the stockholders of the Company); provided, however, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such Order lifted if and to the extent required by Section 6.12;

(d)          by either Parent or the Company, upon written notice to the other party, if the Stockholder Meeting shall have been duly convened held and completed and the Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Stockholder Meeting (or any adjournment or postponement thereof);

(e)          by Parent, upon written notice to the Company, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.02 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the 30th calendar day following Parent’s delivery of written notice describing such breach to the Company; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) if either Parent or Merger Sub is in breach of its obligations under this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 8.01(f);

74

(f)          by the Company, upon written notice to Parent, in the event of a breach by Parent or Merger Sub of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.03 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the 30th calendar day following the Company’s delivery of written notice describing such breach to Parent; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(f) if the Company is in breach of its obligations under this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 8.01(e);

(g)          by Parent, upon written notice to the Company, if (i) prior to the Stockholder Approval the Company Board shall have effected an Adverse Recommendation Change, (ii) the Company Board fails to include in the Proxy Statement, when mailed, the Company Recommendation, (iii) following a publicly announced Acquisition Proposal the Company Board shall have failed to publicly reaffirm the Company Recommendation prior to the earlier of (x) seven (7) Business Days following the Company’s receipt of a written request by Parent to provide such reaffirmation (it being understood that Parent shall not be entitled to make such request on more than one (1) occasion per Acquisition Proposal and twice in the aggregate unrelated to any Acquisition Proposal) and (y) two Business Days prior to the Stockholder Meeting (provided that for purposes of this clause (y), the Company shall have received Parent’s written request no later than the fourth Business Day prior to the date of the Stockholder Meeting), (iv) prior to the Effective Time, the Company or any of its Subsidiaries enter into an agreement relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement to the extent expressly permitted by Section 6.02 hereof), or (v) the Company shall have materially breached its obligations under Section 6.02 (other than materially cured breaches);

(h)          by the Company, upon written notice to Parent, if (i) prior to the Stockholder Approval and subject to complying with the terms of this Agreement (including Section 6.02 and Section 6.03), the Company Board shall have effected an Adverse Recommendation Change in respect of a Superior Proposal in accordance with Section 6.03, (ii) concurrently with such termination, the Company enters into a definitive agreement with respect to such Superior Proposal and (iii) immediately prior to or substantially concurrently with the termination of this Agreement, the Company pays to Parent in immediately available funds the Company Termination Fee; or

(i)          by the Company, upon written notice to Parent, if (A) the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing; provided that each such condition is then capable of being satisfied at a Closing on such date, assuming for purposes hereof that the date of termination is the Closing Date) have been satisfied or waived, (B) the Company has irrevocably notified Parent in writing that all conditions set forth in Section 7.03 have been satisfied or waived and the Company is ready, willing and able to consummate the Merger, and (C) Parent and Merger Sub fail to consummate the Merger within three Business Days after the later of (1) the date the Closing should have occurred pursuant to Section 2.01 and (2) the delivery by the Company to Parent of such notice, and the Company stood ready, willing and able to effect the Closing through the end of such three Business Day period.

75

Section 8.02         Effect of Termination. If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party) to each other party hereto; provided, however, that the provisions of (i) this Section 8.02, (ii) the last sentence of Section 6.05, (iii) the last sentence of Section 6.12(b), (iv) Section 6.17(e), (v) Section 6.18, (vi) Section 6.22(d) and (vii) Article 9 shall survive any termination hereof pursuant to Section 8.01; provided, however, that, the Company shall not be relieved or released from any liabilities or damages (collectively, “Damages”) arising out of its willful and material breach of any provision of this Agreement, subject only to Section 9.04(b) and Section 9.09(d). For the avoidance of doubt, (a) the failure of the Company, Parent or Merger Sub to consummate the Merger on the date required by Section 2.01 after the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing and which are capable of being satisfied on the Closing Date, assuming for purposes hereof that the date of termination is the Closing Date) have been satisfied or waived shall constitute a willful and material breach by such party, (b) the Confidentiality Agreements shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the Guarantees shall survive the termination of this Agreement and shall remain in full force and effect in accordance with their terms.

Article 9
MISCELLANEOUS

Section 9.01         Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided that confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by e-mail (provided that confirmation of e-mail receipt is obtained), in each case as follows:

if to Parent or Merger Sub, to:

UIC Parent Corporation
c/o The Carlyle Group
520 Madison Avenue
New York, NY 10022
Attention:	Steve Wise
William McMullan
Facsimile No.: (212) 813-4901
E-Mail: steve.wise@carlyle.com; william.mcmullan@carlyle.com

and

UIC Parent Corporation
c/o GTCR LLC
300 North LaSalle Street, Suite 5600
Chicago, Illinois 60654
Attention:	Constantine S. Mihas, Sean L. Cunningham and Benjamin J. Daverman
Facsimile Number: (312) 382-2200
Email: cmihas@gtcr.com, sean.cunningham@gtcr.com and ben.daverman@gtcr.com

76

with copies to (which shall not constitute notice):

Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Attention:	Daniel T. Lennon
Nicholas P. Luongo
Facsimile No.: (202) 637-2201
E-Mail: daniel.lennon@lw.com; nick.luongo@lw.com

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention:	Sanford E. Perl, P.C., Michael H. Weed, P.C. and Daniel A. Guerin
Facsimile Number: (312) 862-2200
Email: sanford.perl@kirkland.com, michael.weed@kirkland.com and daniel.guerin@kirkland.com

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:	William B. Sorabella
Facsimile Number: (212) 446-6460
Email: wsorabella@kirkland.com

if to the Company, to:

Albany Molecular Research, Inc.
26 Corporate Circle
Albany, NY 12203
Attention:	William S. Marth
Lori M. Henderson
Facsimile No.: (518) 512-2020
Email: William.Marth@amriglobal.com;
Lori.Henderson@amriglobal.com

77

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
Attention:	Stuart M. Cable, Esq.
Danielle M. Lauzon, Esq.
James A. Matarese, Esq.
Facsimile No.: (617) 523-1231
E-Mail: scable@goodwinlaw.com; dlauzon@goodwinlaw.com, jmatarese@goodwinlaw.com

Section 9.02         Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 9.03         Amendments and Waivers.

(a)          Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that without the further approval of the Company’s stockholders, no such amendment or waiver shall be made or given after the Stockholder Approval that requires the approval of the stockholders of the Company under the DGCL unless the required further approval is obtained. Notwithstanding anything to the contrary contained herein, Section 8.02, this Section 9.03(a), Section 9.04(c), the last sentence of Section 9.05, Section 9.06, the last sentence of Section 9.07, Section 9.08, Section 9.09, and Section 9.10 (and any definition in this Agreement to the extent an amendment, modification, or waiver of such definition would modify the substance of the foregoing sections) may not be amended, modified, or waived in a manner that adversely affects the right of the Debt Financing Sources in any respect without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter.

(b)          No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise expressly provided in this Agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04         Expenses.

(a)          Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)          In the event that:

(i)          this Agreement is terminated pursuant to Section 8.01(g);

(ii)         this Agreement is terminated pursuant to Section 8.01(h);

78

(iii)        this Agreement is terminated pursuant to Section 8.01(e) as a result of a willful and material breach of this Agreement by the Company; or

(iv)        this Agreement is terminated pursuant to Section 8.01(b) (if the Company shall have materially breached any representation, warranty, covenant or agreement contained in this Agreement) Section 8.01(d) or Section 8.01(e) (other than a termination pursuant to Section 8.01(e) with respect to which the Company Termination Fee has already been paid) and (A) an Acquisition Proposal is made, communicated or is otherwise publicly disclosed, (x) before such termination, in the case of a termination pursuant to Section 8.01(b) or Section 8.01(e) or (y) before receipt of the Stockholder Approval, in the case of a termination pursuant to Section 8.01(d), and (B) within twelve months after the date of such termination, the Company consummates an Acquisition Proposal or enters into a definitive agreement in respect of an Acquisition Proposal, which Acquisition Proposal is subsequently consummated (whether during such twelve month period or thereafter) (provided that for purposes of this subsection (iv), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”);

then the Company shall pay Parent (or its designee) the Company Termination Fee by wire transfer of same-day funds (x) in the case of Section 9.04(b)(i) or Section 9.04(b)(iii), within three Business Days after such termination, (y) in the case of Section 9.04(b)(ii), prior or substantially concurrently with the termination of this Agreement pursuant to Section 8.01(h) and (z) in the case of Section 9.04(b)(iv), substantially concurrently with the consummation of the Acquisition Proposal. For the avoidance of doubt, any payment made by the Company under this Section 9.04(b) shall be payable only once with respect to Section 9.04(b) and not in duplication, even though such payment may be payable under one or both provisions hereof. In the event that Parent is entitled to receive payment pursuant to this Section 9.04(b), the receipt of the Company Termination Fee shall (other than in the case of willful and material breach by the Company) be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and, other than in the case of willful or material breach on the part of the Company, except for payment of the Company Termination Fee and any Parent Recovery Costs under this Section 9.04(b), the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent, Merger Sub or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and (other than in the case of willful and material breach by the Company) none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Proceeding against the Company or any of its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Company Termination Fee), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided that if the Company fails to pay the Company Termination Fee and Parent and/or Merger Sub commences a suit which results in a final, non-appealable judgment against the Company for the Company Termination Fee, then the Company shall pay Parent and Merger Sub their reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (the “Parent Recovery Costs”).

79

(c)          In the event that this Agreement is terminated (i) pursuant to Section 8.01(i) or (ii) pursuant to Section 8.01(f) as a result of a willful and material breach of this Agreement by Parent or Merger Sub, then Parent shall pay the Company the Parent Termination Fee by wire transfer of same-day funds on the third Business Day following such termination (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion). In the event that the Company is entitled to receive payment pursuant to this Section 9.04(c), the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and, except for payment of the Parent Termination Fee and the obligations of Parent and Merger Sub pursuant to Section 6.17(e) and Section 6.22(d) (collectively, the “Parent Expenses”), and any Company Recovery Costs under this Section 9.04(c), neither Parent nor Merger Sub shall have any further liability, whether pursuant to a claim at law or in equity, to the Company or any of its Affiliates under this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and the Company shall not be entitled to bring or maintain any Proceeding against Parent or Merger Sub for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination (other than equitable relief to require payment of the Parent Termination Fee and/or any Parent Expenses); provided that if Parent fails to pay the Parent Termination Fee and/or any Parent Expenses and the Company commences a suit which results in a final, non-appealable judgment against Parent for the Parent Termination Fee and/or any Parent Expenses, then Parent shall pay the Company its reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Parent Termination Fee and/or Parent Expenses at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (the “Company Recovery Costs”).

Section 9.05         Assignment; Benefit. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent and Merger Sub may without the consent of the other party (a) assign their rights under this Agreement, in whole or in part, to an Affiliate or (b) collaterally assign their rights under this Agreement to any of the Debt Financing Sources or any agent or collateral trustee for such Debt Financing Sources, but in the case of clause (a) and (b) no such assignment will relieve Parent or Merger Sub of their obligations under this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns, and any reference to a party shall also be a reference to the successors and permitted assigns thereof. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except (i) for the provisions of Article 2 concerning payment of the Aggregate Merger Consideration, Section 6.11, Section 6.17(e), Section 6.18, Section 6.22(d) and Section 8.02, which provisions shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein and (ii) that the Debt Financing Sources and Parent Related Parties are intended third party beneficiaries of and may enforce their respective rights under Section 8.02, Section 9.03(a), Section 9.04(c), this Section 9.05, Section 9.06, the last sentence of Section 9.07, Section 9.08, Section 9.09, and Section 9.10; provided, however, that, prior to the Effective Time, the rights and remedies conferred on the Company’s stockholders pursuant to Article 2 concerning payment of the Aggregate Merger Consideration may only be enforced by the Company acting on the behalf of the Company’s stockholders and holders of Company Equity Awards.

80

Section 9.06         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State. Notwithstanding anything herein to the contrary, each party hereto acknowledges and irrevocably agrees that any Proceeding, whether in contract or tort, at law or in equity or otherwise, involving any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereunder, shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 9.07         Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 or in any other manner permitted by law. Notwithstanding the foregoing, each party hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereunder, in any forum other than the Supreme Court of the State of New York, county of New York, or, if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

81

Section 9.08         Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE EQUITY COMMITMENT LETTERS, THE GUARANTEES, THE DEBT COMMITMENT LETTER OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB, THE GUARANTOR OR ANY DEBT FINANCING SOURCE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. NEITHER THE COMPANY NOR ITS STOCKHOLDERS, PARTNERS, MEMBERS, AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES, CONTROLLING PERSONS OR AGENTS SHALL HAVE ANY RIGHTS OR CLAIMS AGAINST ANY DEBT FINANCING SOURCE IN CONNECTION WITH THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, WHETHER AT LAW OR EQUITY, IN CONTRACT, IN TORT OR OTHERWISE; PROVIDED THAT, NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 9.08 SHALL IN ANY WAY LIMIT OR MODIFY THE RIGHTS AND OBLIGATIONS OF PARENT OR MERGER SUB UNDER THIS AGREEMENT OR ANY DEBT FINANCING SOURCE’S OBLIGATIONS TO PARENT OR MERGER SUB UNDER THE DEBT COMMITMENT LETTER OR IN CONNECTION WITH THE DEBT FINANCING.

Section 9.09         Specific Performance; Parent Liability Cap; Company Liability Cap.

(a)          The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such harm. The parties hereto agree that unless and until this Agreement is terminated in accordance with Section 8.01 and any dispute over the right to termination has been finally resolved, (i) the parties hereto shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (other than Parent’s and Merger Sub’s obligation to effect the Closing, which shall be governed by the next sentence), without bond or other security being required, this being in addition to any remedy to which they are entitled pursuant to Section 8.02 or Section 9.04, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, including the Merger, and without that right, none of the Company, Parent or Merger Sub would have entered into this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, the parties hereto agree that unless and until this Agreement is validly terminated in accordance with Section 8.01, the Company shall be entitled to an injunction, specific performance or other equitable remedy in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded and to specifically enforce Parent’s and Merger Sub’s obligations to effect the Closing on the terms and conditions set forth herein if and only if (A) the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing; provided that each such condition is then capable of being satisfied at the Closing have been satisfied or waived and such conditions would be so satisfied on such date if it were the Closing Date), (B) the Debt Financing is available to be funded at the Closing and has been funded or will be simultaneously funded at the Closing if the Equity Financing is funded, (C) the Company has irrevocably notified Parent in writing that all conditions set forth in Section 7.03 have been satisfied or waived and the Company is ready, willing and able to consummate the Merger, and (D) Parent and Merger Sub fail to complete the Closing on the date the Closing is required to have occurred pursuant to Section 2.01 (such clauses (A) through (D), together, the “Specific Performance Conditions”). Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such parties has an adequate remedy at law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason; provided that solely with respect to the equitable remedy in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded and to specifically enforce Parent’s or Merger Sub’s obligation to effect the Closing, Parent and Merger Sub may oppose the granting of specific performance only on the basis that one of the Specific Performance Conditions has not been satisfied. The parties hereto further agree that (i) following the Company’s termination of this Agreement in accordance with Section 8.01, the Company shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to enforce specifically Parent’s and Merger Sub’s surviving payment obligations herein, and (ii) following Parent’s termination of this Agreement in accordance with Section 8.01, Parent shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to enforce specifically the Company’s surviving payment obligations herein.

82

(b)          The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9.09, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.09 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.09 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 9.09 prior or as a condition to exercising any termination right under Article 8, nor shall the commencement of any Proceeding pursuant to this Section 9.09 or anything set forth in this Section 9.09 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available at any time.

(c)          Notwithstanding any provision hereof to the contrary but without limiting any of the Company’s rights and remedies under the Guarantees, the maximum aggregate liability of Parent and Merger Sub for monetary damages in connection with this Agreement, the Equity Commitment Letters, the Guarantees and the transactions contemplated by this Agreement shall be limited to the Parent Termination Fee plus the Parent Expenses and, to the extent payable pursuant to Section 9.04(c), the Company Recovery Costs (collectively, the “Parent Liability Cap”), and, except for an order of specific performance prior to any valid termination of this Agreement as and only to the extent expressly permitted by, and subject to the limitations contained in, Section 9.09(a) and except for the Company’s right to enforce the terms of the Equity Commitment Letters (subject to the terms and conditions thereof), payment of the Parent Termination Fee, Parent Expenses and, to the extent payable pursuant to Section 9.04(c), Company Recovery Costs, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Company and its Affiliates against Parent, Merger Sub, the Guarantor, the Debt Financing Sources and any of their respective former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Representatives, Affiliates, members, managers, general or limited partners or assignees (each, a “Parent Related Party”). In no event shall the Company seek or permit to be sought on behalf of the Company any monetary damages or other remedy of any kind, including consequential, indirect, or punitive damages, from Parent, Merger Sub, the Guarantor, the Debt Financing Sources or any of Parent Related Parties in connection with this Agreement or the transactions contemplated by this Agreement other than payment of the Parent Termination Fee, the Parent Expenses and, to the extent payable pursuant to Section 9.04(c), the Company Recovery Costs, and upon payment of such amounts, none of Parent, Merger Sub, the Guarantor, the Debt Financing Sources or any Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, the Guarantees, the Equity Commitment Letters or in respect of any other document or theory of law or equity, in contract, in tort or otherwise; provided, however, subject to the terms and conditions of, and limitations set forth in, the Equity Commitment Letters and/or the Guarantees and the limitations set forth in Section 9.09(a) (and without limiting or expanding the Company’s remedies thereunder), the Company may enforce the terms of such Equity Commitment Letter against the Guarantor to the extent permitted thereby as an express third party beneficiary thereof, and the Company may seek payment by the Guarantor of the Parent Termination Fee, Parent Expenses and/or, to the extent payable pursuant to Section 9.04(c), Company Recovery Costs, in each case, to the extent payable under the terms of the Guarantees.

83

(d)          Notwithstanding any provision hereof to the contrary, the maximum aggregate liability of the Company in connection with this Agreement and the transactions contemplated by this Agreement shall be limited to $70,000,000 (the “Company Liability Cap”), and, except for an order of specific performance prior to any valid termination of this Agreement as and only to the extent expressly permitted by, and subject to the limitations contained in, Section 9.09(a), (i) payment of the Company Termination Fee and, to the extent payable pursuant to Section 9.04(b), Parent Recovery Costs, and (ii) liability for Damages arising out of the Company’s willful and material breach of this Agreement (such Damages not to exceed the Company Liability Cap, less any portion of the Company Termination Fee and Parent Recovery Costs previously paid by the Company to Parent pursuant to Section 9.04(b)) shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Parent, Merger Sub and their respective Affiliates against the Company and its Subsidiaries and any of their respective former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Representatives, Affiliates, members, managers, general or limited partners or assignees (each, a “Company Related Party”). In no event shall Parent or Merger Sub seek or permit to be sought on behalf of Parent or Merger Sub any monetary damages or other remedy of any kind, including consequential, indirect, or punitive damages, from the Company or any Company Related Parties in connection with this Agreement or the transactions contemplated by this Agreement other than (x) payment of the Company Termination Fee, (y) to the extent payable pursuant to Section 9.04(b), the Parent Recovery Costs, and (z) liability for Damages arising out of the Company’s willful and material breach of this Agreement (such Damages not to exceed the Company Liability Cap, less any portion of the Company Termination Fee and Parent Recovery Costs previously paid by the Company to Parent pursuant to Section 9.04(b)), and upon payment of such amounts, none of the Company or any Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or in respect of any other document or theory of law or equity, in contract in tort or otherwise.

84

Section 9.10         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner, in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in Section 8.02, Section 9.04(b), Section 9.04(c) and Section 9.09 of this Agreement shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Equity Commitment Letters or the Guarantees or any Debt Commitment Letter.

Section 9.11         Parent Guarantee. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other transactions contemplated by this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of each of the covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement and the transactions contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent, and, subject to the terms and limitations of this Agreement, the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance. As applicable, references in this Section 9.11 to “Merger Sub” shall also include the Surviving Corporation following the Effective Time.

Section 9.12         Entire Agreement; No Reliance; Access to Information.

(a)          This Agreement, the Confidentiality Agreements, the exhibits and schedules to this Agreement, the Company Disclosure Schedule and the Financing Commitment Letters and the Guarantees constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

85

(b)          Parent and Merger Sub agree that, except for the representations and warranties contained in Article 4 of this Agreement, the Company makes no other representations or warranties and hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, but subject to the express representations and warranties made by the parties in this Agreement, each of Parent and Merger Sub agrees that none of the Company or any of its Subsidiaries make or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made in Article 4 of this Agreement.

(c)          Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded a reasonable opportunity to ask questions of and received answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in Article 4 of this Agreement. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and, for the avoidance of doubt, that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto, except to the extent and as expressly covered by a representation and warranty made in Article 4 of this Agreement.

Section 9.13         Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

86

Section 9.14         Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

87

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ALBANY MOLECULAR RESEARCH, INC.

By:	/s/ William S. Marth

Name: William S. Marth

Title: President and Chief Executive Officer

UIC PARENT CORPORATION

By:	/s/ Stephen H. Wise

Name: Stephen H. Wise

Title: Co-President

By:	/s/ Sean L. Cunningham

Name: Sean L. Cunningham

Title: Co-President

UIC MERGER SUB, INC.

By:	/s/ Stephen H. Wise

Name: Stephen H. Wise

Title: Co-President

By:	/s/ Sean L. Cunningham

Name: Sean L. Cunningham

Title: Co-President

Signature Page to Agreement and Plan of Merger